Form 10-K, Exhibit 13
period 1995-07-31
ANGEION CORP/MN
filed 1995-10-30
CIK 815093

ANGEION
CORPORATION
1995 ANNUAL REPORT
FINANCIAL REVIEW


          COVER


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
CONDITION: In September of 1992, the Company completed the sale of its Angeion Medical Products (AMP) division, an accessory products business, to the B. Braun Cardiovascular Division of Burron Medical Inc. The sale price consisted of $6.2 million in cash at closing, plus a royalty of 10% and 5% of AMP product sales in Fiscal 1993 and 1994, respectively. The Company's continuing operations consist of the research and development efforts of its two divisions, the implantable cardioverter defibrillator group and the catheter ablation group. These divisions are developing medical devices to treat various types of arrhythmias (irregular heartbeats). The operations conducted by these divisions were previously conducted by AngeLase, Inc. and AngeMed, Inc., the Company's two greater-than-90% owned subsidiaries, which were merged into the Company effective December 20, 1993. See Note 3 of Notes to Financial Statements.

     Unless otherwise noted, the following discussion of financial condition and results of operations relates only to the continuing operations of the Company.

     RESULTS OF OPERATIONS: YEAR ENDED JULY 31, 1995 COMPARED TO 1994: Research and development expenses increased from $5,158,738 in Fiscal 1994 to $7,815,391 in Fiscal 1995. This increase of $2,656,653 was due to an acceleration of research and development activity on the implantable cardioverter defibrillator. Research and development activity relating to the development of an automatic implantable cardioverter defibrillator accounted for $6,772,442 of the expense for Fiscal 1995, while the catheter ablation development activities accounted for $1,042,949 of the expense. Research and development expenses will continue to increase, reflecting the Company's intent to move these and other new products through their development and human clinical stages as rapidly as possible during Fiscal 1996.

     During Fiscal 1994, there was also a charge of $1,450,499 representing the purchase of in-process research and development in connection with the mergers of AngeLase, Inc. and AngeMed, Inc. into the Company. See Note 3 of Notes to Financial Statements.

     General and administrative expenses increased from $1,460,424 in Fiscal 1994 to $1,849,376 in Fiscal 1995. This increase of $388,952 was primarily due to an increase in payroll expenses and legal expenses.

     Interest income increased from $72,250 in Fiscal 1994 to $292,578 in Fiscal 1995. The increase was due to higher cash balances during Fiscal 1995.

     Interest expense increased from $161,185 in Fiscal 1994 to $271,162 in Fiscal 1995. The increase was primarily due to the amortization of the remaining discount on notes payable and interest incurred on the notes payable. See Note 7 of Notes to Financial Statements.

     Royalty income of $482,853 in Fiscal 1994 resulted from proceeds of royalty payments on the net sales of AMP. There will be no further royalty income related to the AMP sale. See Note 4 of Notes to Financial Statements.

     The net loss for Fiscal 1995 was $9,643,351, or $.58 per share, compared to a net loss of $7,675,743, or $.72 per share, for Fiscal 1994.

     YEAR ENDED JULY 31, 1994 COMPARED TO 1993: Net sales and cost of goods sold decreased from $137,982 and $147,755, respectively, in Fiscal 1993 to zero in Fiscal 1994. The decrease was due to the termination of a contract with the Company's only OEM customer.

     Research and development expenses increased from $4,485,818 in Fiscal 1993 to $5,158,738 in Fiscal 1994. This increase of $672,920 was due to an acceleration of research and development activity on the implantable cardioverter defibrillator. Research and development activity relating to the development of an automatic implantable cardioverter defibrillator accounted for $3,981,905 of the expenses for Fiscal 1994, while the laser catheter ablation development activities accounted for $1,176,833 of the expenses.

     During Fiscal 1994, there was also a charge of $1,450,499 representing the purchase of in-process research and development in connection with the mergers of AngeLase, Inc. and AngeMed, Inc. into the Company. See Note 3 of Notes to Financial Statements.

     General and administrative expenses increased from $1,353,502 in Fiscal 1993 to $1,460,424 in Fiscal 1994. This was due to an increase in payroll expenses and financing expenses.

     Interest income decreased from $115,852 in Fiscal 1993 to $72,250 in Fiscal 1994. The decrease was due to lower cash balances during Fiscal 1994.

     Interest expense increased from $76,019 in Fiscal 1993 to $161,185 in Fiscal 1994. The increase was primarily due to a full year of interest expense on the convertible subordinated debenture purchased by Siemens compared to half a year in Fiscal 1993 and the amortization of the note payable discount on certain bridge loans.

     Other expense decreased from $106,298 in Fiscal 1993 to zero in Fiscal 1994. The Fiscal 1993 expense was mainly due to a charge resulting from the settlement of two separate legal matters.

     Royalty income of $482,853 in Fiscal 1994 resulted from proceeds of royalty payments of the net sales of AMP. The gain on sale of discontinued operations of $3,207,120 in Fiscal 1993 resulted from the sale of AMP. See Note 4 of Notes to Financial Statements.

     The net loss for Fiscal 1994 was $7,675,743, or $.72 per share, compared to a net loss of $2,708,438, or $.26 per share for Fiscal 1993, which included the gain on sale of discontinued operations.

FINANCIAL POSITION

     OPERATING ACTIVITIES: Net cash used in operating activities was $8,566,889, $5,151,520 and $5,345,958 in Fiscal 1995, 1994 and 1993, respectively. The cash used during these periods was primarily related to research and development activities of the Company's implantable cardioverter defibrillator and the catheter ablation divisions.

     INVESTING ACTIVITIES: Net cash used in investing activities was $1,326,509 in Fiscal 1995. The Company invested $337,158 in patents during Fiscal 1995, primarily for the implantable cardioverter defibrillator. The Company also purchased fixed assets of $989,351, consisting primarily of computer equipment and production equipment for the implantable cardioverter defibrillator and research and development equipment for the catheter ablation projects.

     Net cash used in investing activities during Fiscal 1994 and 1993 was $556,021 and $953,419, respectively. During Fiscal 1994, the Company invested $311,767 in other assets, primarily in patents and trademarks. The Company also invested $244,254 in property and equipment, primarily related to implantable defibrillator and catheter product development.

     FINANCING ACTIVITIES: Net cash provided by financing activities was $10,133,804 during Fiscal 1995. Cash was provided from a public offering of 4.9 million shares of common stock and 4.9 million warrants to purchase one-half of a share of common stock. See Note 8 of Notes to Financial Statements.

     Net cash provided by financing activities was $2,992,866 and $10,213,790 for 1994 and 1993, respectively. See Notes 4 and 6 of Notes to Financial Statements for a description of the two significant financing activities which were completed in Fiscal 1993.

     LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents at July 31, 1995 were $2,367,764. On August 2, 1995, the Company completed a public offering of 3.4 million shares of newly issued common stock for net proceeds of approximately $20,300,000. The Company intends to apply the net proceeds of the sale of the securities to research and development, investment in capital equipment and leasehold improvements, and general corporate purposes, including working capital. Management believes these proceeds will fund operations through December 1996.

     In September 1994, the Company completed a public offering of 4.9 million shares of Common Stock and 4.9 million warrants (the Warrants). Each Warrant entitles the holder to purchase at any time up to 3:30 p.m. Eastern time on March 12, 1996, the expiration date of the Warrants, one-half of a share of Common Stock at an exercise price per whole share of $4.75, subject to certain adjustments for changes in capitalization. There can be no assurance, however, that the Warrants will be exercised or that additional funds will be available from other sources on acceptable terms or at all.

     The Company has net operating loss carryforwards for financial reporting and federal income tax purposes of approximately $25,000,000, which can be used to offset taxable income in future years. Future equity offerings combined with sales of the Company's equity during the preceding years may cause changes in ownership under Section 382 of the Internal Revenue Code of 1986, which would limit the use of the Company's net operating loss carryforwards existing as of the date of the ownership change. Given that the Company anticipates continued losses during the next few years, it is not anticipated that any limitation would have a material adverse effect.


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of Angeion Corporation:

     We have audited the accompanying balance sheets of Angeion Corporation as of July 31, 1995 and 1994, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angeion Corporation as of July 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 1995, in conformity with generally accepted accounting principles.

                                               KPMG Peat Marwick LLP
                                               /s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
September 14, 1995

SELECTED FINANCIAL DATA

The following is a summary of certain financial information with respect to the Company for each of the years in the five-year period ended July 31, 1995.

Years ended July 31,                                               1995            1994            1993           1992         1991
STATEMENT OF OPERATIONS DATA:
Net sales .............................................. $          0    $          0    $    137,982    $    77,615    $     3,030
Loss from continuing operations ........................   (9,643,351)     (7,675,743)     (5,915,558)    (4,054,919)    (1,892,420)
Gain on sale of discontinued operations ................            0               0       3,207,120              0              0
Income (loss) discontinued operations ..................            0               0               0       (106,536)       125,817
Net loss ...............................................   (9,643,351)     (7,675,743)     (2,708,438)    (4,161,455)    (1,766,603)
Net loss per share from continuing operations  .........        (0.58)   $      (0.72)   $      (0.57)   $     (0.41)   $     (0.22)
Net (income) loss per share from discontinued operations            0               0            0.31          (0.01)          0.01
Net loss per share ..................................... $      (0.58)   $      (0.72)   $      (0.26)   $     (0.42)   $     (0.21)
Weighted average number of shares outstanding ..........   16,550,915      10,657,311      10,296,812      9,901,592      8,536,984

As of July 31,                                                   1995            1994            1993           1992           1991
BALANCE SHEET DATA:
Working capital (deficit) .............................. $  1,669,554    $ (1,175,384)   $  4,692,607    $ 2,989,426    $ 4,097,908
Total assets ...........................................    5,751,194       4,752,630       7,329,146      5,905,146      4,903,150
Long-term debt, less current installments ..............    1,501,091       1,504,187       1,513,516         76,045        117,604
Shareholders' equity (deficit) ......................... $  2,980,150    $   (596,320)   $  5,207,346    $ 4,404,409    $ 4,544,481



BALANCE SHEETS JULY 31, 1995 AND 1994
                                                                          1995            1994
Assets
Current assets:
         Cash and cash equivalents                                   $  2,367,764    $  2,127,358
         Other receivable                                                       0          38,697
         Royalty receivable                                                     0         144,978
         Inventories                                                      398,788         230,211
         Prepaid expenses and other current assets                        172,955         128,135
                  Total current assets                                  2,939,507       2,669,379

Property and equipment, net                                             1,602,774         998,876
Patents and trademarks, net                                             1,055,229         905,875
Other assets                                                              153,684         178,500
                  Total assets                                       $  5,751,194    $  4,752,630

Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
         Accounts payable                                            $    836,301    $    415,825
         Accrued payroll, vacation and related costs                      238,599         337,758
         Notes payable, net of discount of $167,000                             0       2,833,000
         Current installments of capital lease obligations                  2,599           9,328
         Other accrued expenses                                           192,454         248,852
                  Total current liabilities                             1,269,953       3,844,763

Long-term debt                                                          1,500,000       1,500,000
Capital lease obligations, less current installments                        1,091           4,187
                  Total liabilities                                     2,771,044       5,348,950

Shareholders' equity (deficit):
         Class A Convertible Preferred Stock, $.01 par value.
            Authorized 1,475,000 shares;
            issued and outstanding 875,000 shares in 1995 and 1994      3,166,425       3,166,425
         Common stock, $.01 par value.
            Authorized 35,000,000 shares; issued and
            outstanding 17,500,529 shares in 1995 and
            11,152,935 shares in 1994                                     175,005         111,529
         Additional paid-in capital                                    26,824,452      13,668,107
         Accumulated deficit                                          (27,185,732)    (17,542,381)
                  Total shareholders' equity (deficit)                  2,980,150        (596,320)

Commitments (notes 10 and 13)
                  Total liabilities and shareholders'
                         equity (deficit)                             $ 5,751,194     $ 4,752,630



The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS YEARS ENDED JULY 31, 1995, 1994 AND 1993

                                                                          1995            1994            1993
Net sales                                                         $          0    $          0    $    137,982
Cost of goods sold                                                           0               0         147,755
         Gross margin                                                        0               0          (9,773)

Operating expenses:
         Research and development                                    7,815,391       5,158,738       4,485,818
         General and administrative                                  1,849,376       1,460,424       1,353,502
         Merger expense for in-process research and development              0       1,450,499               0
                  Total operating expenses                           9,664,767       8,069,661       5,839,320

         Operating loss from continuing operations                  (9,664,767)     (8,069,661)     (5,849,093)

Other income (expense):
         Royalty income                                                      0         482,853               0
         Interest income                                               292,578          72,250         115,852
         Interest expense                                             (271,162)       (161,185)        (76,019)
         Other expense                                                       0               0        (106,298)
                  Other income (expense)                                21,416         393,918         (66,465)

                  Loss from continuing operations                   (9,643,351)     (7,675,743)     (5,915,558)

Gain on sale of discontinued operations                                      0               0       3,207,120
                  Net loss                                        $ (9,643,351)   $ (7,675,743)   $ (2,708,438)

Net loss per share from continuing operations                            (0.58)          (0.72)          (0.57)
Net income per share from discontinued operations                         0.00            0.00            0.31
                  Net loss per share                              $      (0.58)   $      (0.72)   $      (0.26)

Weighted average number of shares outstanding                       16,550,915      10,657,311      10,296,812



STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) YEARS ENDED JULY 31, 1995, 1994 AND 1993

                                          Convertible
                                         preferred stock             Common stock
                                        Number                    Number                 Additional    Accumulated
                                      of shares    Par value    of shares   Par value paid-in capital     deficit         Total


Balance at July 31, 1992                        0   $        0   10,230,434   $102,304   $11,460,305   $ (7,158,200)    $ 4,404,409
         Shares issued at $4.00 per
           share, net of issuance costs   875,000    3,166,425            0          0             0              0       3,166,425
         Stock options exercised                0            0        8,093         81        28,675              0          28,756
         Director stock issued                  0            0       68,698        687       215,288              0         215,975
         Stock issued in settlement
           of litigation                        0            0       15,000        150        59,850              0          60,000
         Compensation expense on
           grant of options                     0            0            0          0        40,219              0          40,219
         Net loss                               0            0            0          0             0     (2,708,438)     (2,708,438)
Balance at July 31, 1993                  875,000    3,166,425   10,322,225    103,222    11,804,337     (9,866,638)      5,207,346

         Shares issued in connection
           with merger of subsidiaries          0            0      663,610      6,636     1,443,863              0       1,450,499
         Stock options exercised                0            0      115,530      1,155         4,222              0           5,377
         Director stock issued                  0            0       36,570        366        95,634              0          96,000
         Stock issued for
           consulting services                  0            0       15,000        150        52,350              0          52,500
         Compensation expense on
           grant of options                     0            0            0          0        67,301              0          67,301
         Issuance of common stock
           warrants                             0            0            0          0       200,400              0         200,400
         Net loss                               0            0            0          0             0     (7,675,743)     (7,675,743)
Balance at July 31, 1994                  875,000    3,166,425   11,152,935    111,529    13,668,107    (17,542,381)       (596,320)

         Notes payable converted into
           common stock                         0            0      761,373      7,614     1,427,132              0       1,434,746
         Shares and warrants issued
           at $2.38 per share,
           net of issuance costs                0            0    4,900,000     49,000    10,550,122              0      10,599,122
         Stock options exercised                0            0      645,805      6,458     1,038,049              0       1,044,507
         Director stock issued                  0            0       40,416        404        95,596              0          96,000
         Compensation expense on
           grant of options                     0            0            0          0        45,446              0          45,446
         Net loss                               0            0            0          0             0     (9,643,351)     (9,643,351)
Balance at July 31, 1995                  875,000   $3,166,425   17,500,529   $175,005   $26,824,452   $(27,185,732)   $  2,980,150


The accompanying notes are an integral part of the financial statements.

STATEMENTS 0F CASH FLOWS YEARS ENDED JULY 31, 1995, 1994 AND 1993

                                                                                       1995           1994          1993
Operating activities:
         Net loss                                                               $(9,643,351)   $(7,675,743)  $(2,708,438)
         Adjustments to reconcile net loss to net cash
              used in operating activities:
         Depreciation and amortization                                              598,073        501,025       416,193
         Expense on grant of stock and stock options                                141,446        215,801       316,194
         Notes payable discount amortization                                        100,200         33,000             0
         Merger expense for in-process research and development                           0      1,450,499             0
         Gain on sale of discontinued operations                                          0              0    (3,207,120)
         Changes in operating assets and liabilities:
              Other receivable                                                       38,697        (2,603)        (6,094)
              Trade accounts receivable                                                   0              0        77,615
              Royalty receivable                                                    144,978         72,778      (217,756)
              Inventories                                                          (168,577)      (90,452)       (81,954)
              Prepaid expenses and other current assets                             (66,020)      (62,886)        53,633
              Accounts payable                                                      366,776        101,903      (105,845)
              Accrued expenses                                                      (79,111)       305,158       117,614
                  Net cash used in operating activities                          (8,566,889)   (5,151,520)    (5,345,958)

Investing activities:
         Payments for purchases of property and equipment                          (989,351)     (244,254)      (430,234)
         Increase in other assets                                                  (337,158)     (311,767)      (523,185)
                  Net cash used in investing activities                          (1,326,509)     (556,021)      (953,419)

Financing activities:
         Proceeds from issuance of preferred stock, net                                   0              0     3,166,425
         Proceeds from issuance of convertible subordinated debentures                    0              0     1,500,000
         Proceeds from sale of discontinued operations                                    0              0     6,409,315
         Proceeds from exercise of stock options                                  1,044,507          5,377        28,756
         Proceeds from sale of stock warrants                                             0        200,400             0
         Proceeds from issuance of common stock and warrants, net                10,599,122              0             0
         Proceeds from issuance of notes payable                                          0      2,800,000             0
         Repayments of debt                                                      (1,509,825)      (12,911)      (890,706)
                  Net cash provided by financing activities                      10,133,804      2,992,866    10,213,790

Net increase (decrease) in cash and cash equivalents                                240,406    (2,714,675)     3,914,413

Cash and cash equivalents:
         Beginning of year                                                        2,127,358      4,842,033       927,620

         End of year                                                            $ 2,367,764    $ 2,127,358   $ 4,842,033

Supplemental disclosure of cash flow information:
         Cash paid during the year for interest                                $    240,031  $      59,115 $      22,310



Supplemental disclosure of noncash investing and financing activities:

          During 1993, 15,000 shares of common stock valued at $60,000 were issued in settlement of litigation.

          During 1994, 15,000 shares of common stock valued at $52,500 were issued as compensation for consulting services.

          During 1995, $1,434,746 of notes payable were converted into common stock.


The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
     YEARS ENDED JULY 31, 1995, 1994 AND 1993

     (1) DESCRIPTION OF BUSINESS Angeion Corporation ("Angeion" or the "Company") is developing arrhythmia and electrophysiology products.

     (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVENTORIES Inventories are stated at the lower of cost (determined on a first in, first out basis) or market. Inventories consist primarily of material costs.

     PROPERTY AND EQUIPMENT Property and equipment are carried at cost. Equipment and furniture and fixtures are depreciated using the straight-line method over five to seven years. Leasehold improvements are depreciated using the straight-line method over the lease term. Expenditures for repairs and maintenance are charged to expense as incurred.

     PATENTS AND TRADEMARKS The costs incurred to register patents and trademarks are capitalized as incurred. Amortization of these costs commences when the related patent or trademark is filed. The costs are amortized over the estimated useful life of the patent or trademark, generally seven years.

     INCOME TAXES The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

     NET LOSS PER SHARE Net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock and common equivalent shares outstanding during the period. Common equivalent shares representing stock warrants and options were excluded for Fiscal years 1995, 1994 and 1993 because of their antidilutive effect.

     STATEMENTS OF CASH FLOWS For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     (3) MERGER OF SUBSIDIARIES On December 20, 1993, AngeMed, Inc. (AngeMed) and AngeLase, Inc. (AngeLase), greater than 90% owned subsidiaries of the Company, were merged with and into the Company (the Mergers), with the Company being the surviving entity after the Mergers. Pursuant to the Mergers, each share of common stock of AngeMed and each share of common stock of AngeLase was converted into shares of Angeion common stock. In addition, each option to purchase AngeMed or AngeLase common stock was converted into an option to purchase Angeion common stock based upon the respective exchange ratios.

     Certain of the former AngeMed and AngeLase shareholders dissented from the Mergers (the Dissenters) and sought a higher value for the shares of AngeMed and AngeLase common stock held by such shareholders in accordance with the applicable provisions of Minnesota corporate law (the Dissenters' Claims). Effective May 31, 1994 and June 21, 1994 Settlement and Release Agreements were entered into by and among the Company and the Dissenters (the Settlement Agreements). Pursuant to the terms of the Settlement Agreements, the Dissenters agreed to terminate their claims against the Company and the directors. In exchange, the Company agreed to issue an aggregate of 636,004 shares of Company common stock to the Dissenters in exchange for their subsidiary common stock and to issue options to purchase Company common stock to the Dissenters in exchange for their subsidiary options.

     The fair market value of the Company common stock issued in connection with the Mergers was accounted for as a purchase of in-process research and development and, accordingly, a charge of $1,450,499 is included in the statement of operations with an offsetting credit to shareholders' equity.

     (4) DISCONTINUED OPERATIONS On September 22, 1992, the Company sold its Angeion Medical Products division (AMP) effective as of July 31, 1992. Net sales of AMP were $6,777,346 in Fiscal 1992. The sale price consisted of $6.2 million cash at closing, plus a royalty of 5% and 10% of AMP product sales in Fiscal 1994 and 1993, respectively. A gain of $3,207,120 (including $770,366 of royalties) was recognized in 1993 and royalty income of $482,853 was recognized in Fiscal 1994. As of July 31, 1995, there are no further royalties to be recognized.

     (5) PROPERTY AND EQUIPMENT At July 31 property and equipment consists of the following:

                                       1995           1994
Production equipment            $   630,953    $   296,495
Furniture and fixtures              177,365        117,465
Computer equipment                  848,906        538,793
Research and development
 equipment                          750,197        616,772
Leasehold improvements              338,526        187,071
                                  2,745,947      1,756,596
Less accumulated depreciation
 and amortization                (1,143,173)      (757,720)
                                $ 1,602,774    $   998,876

     (6) ALLIANCE AND LONG TERM DEBT On February 4, 1993, Angeion and Siemens Pacesetter Inc. (Pacesetter), which was subsequently acquired by St. Jude Medical, entered into an agreement which provided for an investment by Pacesetter in Angeion and the grant by Angeion of certain licensing, manufacturing and marketing rights with respect to certain of the products being developed by the Company. The investment by Pacesetter consisted of the purchase of 875,000 shares of Angeion preferred stock, Class A, at $4.00 per share. The preferred stock is convertible at any time on a one-for-one basis into Angeion common stock. Pacesetter's investment also includes the purchase of a $1,500,000 convertible subordinated debenture with an interest rate of 7.16%, interest payable semi-annually, which is convertible at any time into Angeion common stock at $6.00 per share. The debenture is due in semi-annual installments of $150,000, beginning July 1, 1998 through July 1, 2003.

     (7) NOTES PAYABLE During June and July of 1994, the Company raised a total of $3,000,000 in the form of short-term bridge loans (Bridge Financing or Bridge Notes) to fund its operations until it could complete an equity financing. All loans under the Bridge Financing are evidenced by promissory notes accruing interest at a rate of 12% per year. In connection with such loans, each lender received a warrant to purchase, at an exercise price of $2.00 per share, shares of common stock equal to 50% of the principal amount of the loan divided by the exercise price of the warrant. The warrants expire on December 8, 1997. The warrants issued were valued at $200,400 which was reflected as a discount and was amortized over the term of the Bridge Notes. Certain directors of the Company participated in the Bridge Financing and invested $1,000,000 in exchange for promissory notes and warrants to purchase 250,000 shares. During September 1994, $1,434,746 in Bridge Notes, net of discount, were converted into common stock and $1,500,000 in Bridge Notes were repaid.

     (8) PUBLIC OFFERING On September 19, 1994, the Company completed a public offering of 4.9 million shares of newly issued common stock and warrants to purchase one-half of a share of common stock, which raised proceeds of approximately $10,600,000, net of expenses. The exercise price of the warrants per whole share is $4.75 per share and they expire in March 1996. Net proceeds from the sale of the securities are being used for research and development, investment in capital equipment and leasehold improvements, general corporate purposes, including working capital, and for the repayment of unconverted short-term bridge loans.

     (9) SHAREHOLDERS' EQUITY

     STOCK OPTIONS The Company's shareholders have approved the 1993, 1991, 1989 and 1988 Stock Incentive Plans (the Plans). The Plans provide that incentive stock options and nonqualified stock options to purchase shares of common stock may be granted at prices determined by the Compensation Committee, except that the purchase price of incentive stock options may not be less than 100% of the fair market value of the stock at date of grant. All options expire not later than ten years from date of grant.

     In connection with the Mergers (Note 3), options under the AngeLase and AngeMed Plans were converted into options to purchase Angeion stock under the Plans. Changes in options outstanding under the Plans are as follows:

                                        Shares  Range of option
                                  under option  price per share

Balance at July 31, 1992             1,270,121     $0.100-9.375
 Granted in Fiscal 1993                104,465      2.062-3.875
 Exercised in Fiscal 1993                    0               --
 Forfeited in Fiscal 1993             (556,000)     1.560-9.375
Balance at July 31, 1993               818,586      0.100-9.062
 Granted in Fiscal 1994                818,296      1.970-3.500
 Conversion of subsidiary options      541,738      0.032-2.160
 Exercised in Fiscal 1994             (115,530)     0.032-0.100
 Forfeited in Fiscal 1994              (54,000)     2.062-4.062
Balance at July 31, 1994             2,009,090      0.032-9.062
 Granted in Fiscal 1995                 03,968      1.970-7.000
 Exercised in Fiscal 1995             (522,174)     0.032-5.000
 Forfeited in Fiscal 1995             (128,581)     0.032-3.875
Balance at July 31, 1995             2,062,303     $0.032-9.062


     Options for the purchase of 994,649 shares were exercisable at July 31, 1995.

     The Company has granted options, outside the Plans, to purchase 272,063 shares at prices ranging from $2.50 to $3.63 per share. At July 31, 1995, 222,063 of these options were exercisable.

     Options have also been granted under the Non-Employee Director Plan to purchase 63,000 shares at prices ranging from $2.44 to $3.19 per share. Under this plan, annual stock grants valued at $16,000 of common stock also are awarded to each non-employee director.

     WARRANTS In connection with issuing a note payable to a shareholder in Fiscal 1992, the Company issued a warrant to such shareholder to purchase 75,000 shares of common stock at $2.50 per share. This warrant expires on July 27, 1999.

     In connection with the Bridge Financing (Note 7), warrants to purchase 835,000 shares of common stock were issued at an exercise price of $2.00 per share. These warrants expire on December 8, 1997.

     In connection with a consulting agreement, warrants to purchase 40,000 shares of common stock were issued, at an exercise price of $2.50 per share. These warrants expire on December 15, 1998.

     In connection with a public offering (Note 8), warrants to purchase 2,450,000 shares of common stock were issued at an exercise price of $4.75 per share. These warrants expire on March 12, 1996. In addition, the placement agent for the public offering was issued a warrant to purchase 490,000 shares of common stock at $2.85 per share. This warrant expires on September 12, 1999.

     (10) LEASES The Company leases office and production space under an operating lease. The lease provides for executory costs which are subject to escalation based on increases in the lessor's underlying costs. In addition, the Company leases certain equipment under cancelable operating leases. Rent expense was approximately $138,000, $116,000 and $113,000, for the years ended July 31, 1995, 1994 and 1993, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are approximately $239,000 and $244,000 and $108,000 in 1996, 1997 and 1998, respectively.

     (11) INCOME TAXES The Company has a tax net operating loss carryforward at July 31, 1995, of approximately $25,000,000, which is available to reduce income taxes payable in future years. If not used, this carryforward will begin to expire in 2004. Under the Tax Reform Act of 1986, the utilization of these carryforwards may be limited as a result of significant changes in ownership.

     The actual tax expense (benefit) differs from the expected tax expense (benefit) computed by applying the U.S. federal corporate income tax rate of 34% to the net loss as follows:

                                     1995     1994     1993

Federal statutory rate               (34%)    (34%)    (34%)
State income taxes, net                (6)      (6)      (6)
Expense on mergers of subsidiaries      0      6.4        0
Miscellaneous                           1        1     (1.7)
Change in valuation allowance        39.0     32.6     41.7
  Effective income tax rate             0%       0%       0%


     Deferred taxes, calculated using an effective tax rate of 39% as of July 31 consist of the following:

                                        1995           1994

Net operating loss carryforwards   $ 10,200,000    $ 6,511,000
Other                                    65,000         25,000
  Total net deferred tax assets      10,265,000      6,536,000
Less valuation allowance            (10,265,000)    (6,536,000)
Deferred income taxes              $          0    $         0

     The net deferred assets at July 31, 1995 and 1994 are fully offset by a valuation allowance. The valuation allowance is reviewed annually.

     (12) RETIREMENT SAVINGS PLAN The Angeion Corporation Tax Deferred Savings and Employees Stock Ownership Plan (the Plan) provides for contributions in the form of a salary reduction cash or deferred arrangement, discretionary matching employer contribution, discretionary supplemental employer contributions and voluntary after-tax contributions by participating employees. Generally, all employees of the Company who have completed six months of service with the Company are eligible to participate in the Plan. Contribution expense was insignificant in all years presented.

     (13) ROYALTY COMMITMENTS The Company acquired the technology for its continuous-wave laser catheter system. As part of this acquisition, the Company agreed to pay a royalty of 5% on sales of patented products incorporating this technology for the life of any patent on this technology. Additionally, in exchange for a doctor's efforts in connection with the laser catheter ablation system, the Company has agreed to pay the doctor and Carolinas Medical Center a royalty, when certain conditions are met, of 2% and 3%, respectively, on all paid sales of laser ablation devices. The Company has incurred no royalties through July 31, 1995, related to the above commitment.

     (14) SUBSEQUENT EVENT On August 2, 1995, the Company completed a public offering of 3.4 million shares of newly issued common stock for proceeds of approximately $20,300,000, net of expenses. The Company intends to apply the net proceeds of the sale of the securities for research and development, investment in capital equipment and leasehold improvements, and general corporate purposes, including working capital.

                                                            INVESTOR INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Wednesday, December 20, 1995 at 4:00 p.m., Minneapolis Marriott City Center, 30 South Seventh Street, Minneapolis, Minnesota 55402 612-349-4000.

DIVIDENDS
The Company has not paid any dividends on its common stock. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying any cash dividends in the foreseeable future.

MARKET MAKERS
The following firms make a market in the Company's stock as of August 1995:

     Allen & Company, Inc.; Bear Stearns & Co.;
     Brean Murray Foster Securities; Dain Bosworth
     Incorporated; Fahnestock & Co., Inc.;
     Hambrecht & Quist; Herzog, Heine, Geduld, Inc.;
     John G. Kinnard & Co., Inc.; Knight Securities;
     Marche Securities, Inc.; Mayer & Schweitzer, Inc.;
     Merrill Lynch, Pierce, Fenner & Smith, Inc.;
     Nash Weiss; Oppenheimer & Co., Inc.;
     PaineWebber Inc.; Piper Jaffray, Inc.;
     Princeton Securities Corp.; Principal Financial
     Securities; Prudential Securities, Inc.; Punk,
     Ziegel & Knoell, L.P.; Raymond James &
     Associates, Inc.; R.J. Steichen; Robb, Peck,
     McCooey Clearing; Sherwood Securities Corp.;
     Summit Investment Corp.; Troster Singer Corp.;
     Wedbush Morgan Securities Inc.; Westonka
     Investments, Inc.; Wien Securities Corp.;
     Wilson-Davis & Co. Inc.

STOCK EXCHANGE LISTING
Nasdaq: Common stock ANGN; warrants ANGNW

INVESTOR INFORMATION
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained free of charge by calling or writing to:

     Corporate Secretary
     Angeion Corporation
     3650 Annapolis Lane, Suite 170
     Minneapolis, Minnesota 55447-5434
     Phone: 612-550-9388
     Facsimile: 612-550-9487

Shareholders, securities analysts and investors seeking additional information about the Company should call Investor Relations at 612-550-9388.

INDEPENDENT ACCOUNTANTS
KPMG Peat Marwick LLP, Minneapolis, Minnesota

TRANSFER AGENT & REGISTRAR
Norwest Bank Minnesota, N.A. Stock Transfer
161 North Concord Exchange
P.O. Box 738
South St. Paul, Minnesota 55075-0738
Telephone:  800-468-9716 or 612-450-4064

Communications concerning change of address, transfer requirements and lost certificates should be directed to the transfer agent.

LEGAL COUNSEL
Oppenheimer Wolff & Donnelly
Minneapolis, Minnesota

PRICE RANGE OF THE COMPANY'S SECURITIES
The following table sets forth the high and low bid prices of the Company's common stock from the third calendar quarter of 1993 through July 31, 1995, as reported by NASDAQ under the symbol ANGN. Such information represents prices between dealers; without markup, markdown or commission, and does not necessarily represent actual transactions.

                                 Common Stock
                                High        Low
1995
July, 1995
Second calendar quarter        $5         $3 3/8
First calendar quarter          4 1/8      2 1/2

1994
Fourth calendar quarter        $3 1/4     $2 3/8
Third calendar quarter          3 1/8      2
Second calendar quarter         3 1/8      1 3/4
First calendar quarter          3 5/8      2 3/8

1993
Fourth calendar quarter        $
Third calendar quarter          3 1/8      2 1/4


As of October 23, 1995, the Company's common stock was held of record by 451 persons. Such record ownership reflects individual and nominee holdings. The Company's securities are held beneficially by more than 5,840 persons. Effective as of October 19, 1995, the Company's common stock and warrants began trading on the Nasdaq National Market.

TRADEMARKS
Angeion(R), AngeFlex(TM), AngeLase(R), AngeMed(R), CAT-Pulse(TM), Energy Steering(TM), Hot Can(TM), Small Cap(TM), Sentinel(TM) are trademarks.

CORPORATE INFORMATION

OFFICERS
Whitney A. McFarlin
Chairman, President & CEO

David L. Christofferson
Vice President, CFO & Secretary

Robert S. Garin
Vice President
Human Resources

Jennifer M. Marrone
Vice President
Clinical & Regulatory Affairs

Gary Payment
Vice President
Operations

T.V. Rao
Vice President
Marketing & Sales

William J. Rissmann
Vice President
Engineering

ANGEION BOARD OF DIRECTORS
Whitney A. McFarlin
Chairman, President & CEO
Angeion Corporation

Arnold A. Angeloni
President, Business Systems Division
Deluxe Corporation

Dennis E. Evans
President & CEO
Hanrow Financial Group, Ltd.

Lyle D. Joyce, M.D., Ph.D.
Minneapolis Heart Institute

Joseph C. Kiser, M.D.
Founder
Minneapolis Heart Institute & Foundation

Glen Taylor
Chairman, CEO & Founder
Taylor Corporation

               Angeion Corporation 3650 Annapolis Lane, Suite 170
                       Minneapolis, Minnesota 55447-5434


          INSIDE BACK COVER