Form 10-K, Exhibit 13
period 1996-07-31
ANGEION CORP/MN
filed 1996-10-29
CIK 815093

Financial
---------
REVIEW

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION:

--------------------------------------------------------------------------------

         The Company's operations consist of the research and development efforts of its two divisions, the implantable cardioverter defibrillator group and the catheter ablation group. These divisions are developing medical devices to treat various types of arrhythmias (irregular heartbeats). The operations conducted by these divisions were previously conducted by AngeMed, Inc., and AngeLase, Inc., the Company's two greater-than-90% owned subsidiaries, which were merged into the Company. See Note 3 of Notes to Financial Statements. Effective November 1, 1995, the Company established a European subsidiary, Angeion Europe Ltd. ("Angeion Europe"), to facilitate clinical studies of its ICDs and expand its European business activities. The results of its operations are included in the consolidated financial statements of the Company.

       The Company has incurred net operating losses from continuing operations in each year since its inception in 1986. At July 31, 1996, the Company's accumulated deficit was $42,367,751. Losses have resulted principally from costs incurred in the research and development of the Company's products. The Company has had limited revenue since the sale of AMP in September 1992. The Company expects to incur additional operating losses over the next several years as the Company continues to fund research and development (including clinical studies) related to its ICD and catheter ablation systems and invest in building its manufacturing and marketing capabilities. The Company's ability to achieve profitability is ultimately dependent on obtaining regulatory approvals for its products, attaining revenue levels which generate operating profits, and developing the manufacturing capacity to meet these revenue levels. There can be no assurance that the Company will obtain the required regulatory approvals on a timely basis, if at all; successfully develop, commercialize, manufacture and market its products; or achieve profitability. In addition, the Company's results of operations may fluctuate significantly from quarter to quarter depending upon a number of factors, including the availability of third party reimbursement, the timing of regulatory approvals, progress of product development and clinical studies, the extent to which the Company's products gain market acceptance, operating costs, and competition.

              RESULTS OF OPERATIONS:

              YEAR ENDED JULY 31, 1996 COMPARED TO 1995:

       Net sales increased from $0 in Fiscal 1995 to $2,948,729 in Fiscal 1996. The increase was due to the initiation of sales of defibrillator products, primarily to Pacesetter, and sales in connection with European and U.S. clinical studies.

       Manufacturing expenses increased from $0 in Fiscal 1995 to $4,456,152 in Fiscal 1996. The increase was due to the cost of products sold during the period, as well as start-up costs associated with the establishment of the Company's manufacturing operations. Manufacturing costs were higher than net sales as the Company's sales were not sufficient to cover the overhead allocation related to the start-up of manufacturing.

       Research and development expenses increased from $8,024,455 in Fiscal 1995 to $11,049,462 in Fiscal 1996. This increase of $3,025,007 was due to an acceleration of research and development activity on the Sentinel series of implantable cardioverter defibrillators. Research and development activity related to the development of the Sentinel series accounted for $9,854,448 of the expense for Fiscal 1996, while the catheter ablation development activities accounted for $1,195,014 of the expense. Research and development expenses will continue to increase, reflecting the Company's intent to move these and other new products through their development and human clinical studies as rapidly as possible during Fiscal 1997.

       Selling, general and administrative expenses increased from $1,640,312 in Fiscal 1995 to $3,665,156 in Fiscal 1996. This increase of $2,024,844 was primarily due to an increase in payroll expenses and legal expenses related to the Company's transition from a development stage company to an operating company.

       Interest income increased from $292,578 in Fiscal 1995 to $1,156,885 in Fiscal 1996. The increase was due to higher average cash balances during Fiscal 1996, as a result of the two equity offerings closed and warrants exercised during the year.

       Interest expense decreased from $271,162 in Fiscal 1995 to $116,863 in Fiscal 1996. The decrease was primarily due to the amortization of the remaining discount on notes payable and interest incurred on the notes payable retired during 1995. See Note 7 of Notes to Financial Statements.

       The net loss for Fiscal 1996 was $15,182,019, or $.66 per share, compared to a net loss of $9,643,351, or $.58 per share, for Fiscal 1995.

              YEAR ENDED JULY 31, 1995 COMPARED TO 1994:

       Research and development expenses increased from $5,262,946 in Fiscal 1994 to $8,024,455 in Fiscal 1995. This increase of $2,761,509 was primarily due to an acceleration of research and development activity on the implantable cardioverter defibrillator. Research and development activity relating to the development of an automatic implantable cardioverter defibrillator accounted for $6,933,950 of the expense for Fiscal 1995, while the catheter ablation development activities accounted for $1,090,505 of the expense.

       During Fiscal 1994, there was also a charge of $1,450,499 representing the purchase of in-process research and development in connection with the mergers of AngeLase, Inc., and AngeMed, Inc. into the Company. See Note 3 of Notes to Financial Statements.

       Selling, general and administrative expenses increased from $1,356,216 in Fiscal 1994 to $1,640,312 in Fiscal 1995. This increase of $284,096 was primarily due to an increase in payroll expenses and legal expenses.

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

                         LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------

       The Company's liquidity needs have related to, and are expected to continue to relate to, expansion of clinical studies, research and develop-ment activities of its ICD and catheter ablation divisions, scale-up and expansion of the Company's manufacturing and marketing activities, general corporate purposes including working capital, and the acquisition of businesses, products and technologies. The Company has financed its liquidity needs over the last three fiscal years through the sale of common stock and other equity securities, issuance of long-term debt and notes payable and the proceeds from the sale of AMP.

       Net cash used in operating activities was $16,589,613 in Fiscal 1996 compared to $8,566,889 in Fiscal 1995 and $5,151,520 in Fiscal 1994. The cash used during these periods was primarily related to research and development activities of the Company's ICD and catheter ablation divisions (including clinical studies) and, during Fiscal 1996, was also related to the build-up of inventory and the increase in selling and marketing expenses. These increases were partially offset by increases in accounts payable and accrued expenses, as the Company expanded its manufacturing and marketing activities.

       The Company continues to expand its patent and trademark portfolio through internal proprietary development and the acquisition of developed technologies. The Company's investment in patents and trademarks for Fiscal 1996 totaled $279,170. The Company invested $337,158 and $311,767 in patents and trademarks in Fiscal 1995 and 1994, respectively. The Company intends to continue to invest in proprietary technologies.

       The Company's expenditures for fixed assets were $3,943,462 for Fiscal 1996 and were $989,351 and $244,254 in Fiscal 1995 and 1994, respectively. Fixed asset expenditures related primarily to computer equipment, office furniture, production equipment for the ICD division and research and development equipment. As the Company expands its ICD production and catheter ablation research capabilities, fixed asset expenditures are expected to continue to increase.

       At July 31, 1996, the Company had cash and cash equivalents of $35,183,919, and marketable securities of $7,368,290. In July 1996, the Company completed a public offering of 4.2 million shares of common stock that resulted in net proceeds of $27,401,887. In March 1996, an additional $11,630,337 in net proceeds was received from the exercise of warrants. In August 1995, the Company completed a public offering of 3.4 million shares of common stock that resulted in net proceeds of $20,327,045. In September 1994, the Company completed a public offering of 4.9 million shares of common stock and 4.9 million warrants that resulted in net proceeds of $10,599,122. See Note 8 of Notes to Financial Statements.

       The Company may need additional capital depending on a number of factors, including: progress with clinical studies; time and costs involved in obtaining regulatory approvals; costs involved in filing, prosecuting and enforcing patents or defending against patent infringement claims; competing technological and market developments; costs of manufacturing and marketing scale-up; and potential acquisitions of businesses, products, and technologies. However, there can be no assurance that such additional capital would be available on acceptable terms, if at all, and the failure to obtain any additional capital would have a material adverse effect on the Company.

       The Company has net operating loss carryforwards for financial reporting and federal income tax purposes of approximately $42,500,000, which can be used to offset taxable income in future years. Future equity offerings combined with sales of the Company's equity during the preceding years have caused changes in ownership under Section 382 of the Internal Revenue Code of 1986, which limits the use of the Company's net operating loss carryforwards existing as of the date of the ownership change. Since the Company anticipates continued losses during the next few years, it is not anticipated that any limitation would have a material adverse effect on the Company.

         For 1997, the Company is required to adopt Statement of Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, and SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. SFAS No. 121 prescribes accounting and reporting standards when circumstances indicate that the carrying amount of an asset may not be recoverable. Initial application of SFAS No. 121 is not expected to result in recognition of a cumulative effect of a change in accounting principle by the Company. SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans. Since the Company intends to elect continued recognition of certain stock-based compensation using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, no material effect on the Company's expense recognition is expected.


SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------

The following is a summary of certain financial information with respect to the Company for each of the years in the five-year period ended July 31, 1996.


YEARS ENDED JULY 31,                                               1996            1995
STATEMENT OF OPERATIONS DATA:
Net sales                                                  $  2,948,729    $          0
Net loss from continuing operations                         (15,182,019)     (9,643,351)
Gain on sale of discontinued operations                               0               0
Loss from discontinued operations                                     0               0
Net loss                                                    (15,182,019)     (9,643,351)
Net loss per share from continuing operations              $      (0.66)   $      (0.58)
Net (income) loss per share from discontinued operations           0.00            0.00
Net loss per share                                         $      (0.66)   $      (0.58)
Weighted average number of common shares outstanding         22,898,538      16,550,915

AS OF JULY 31,                                                     1996            1995
BALANCE SHEET DATA:
Working capital (deficit)                                  $ 44,935,198    $  1,669,554
Total assets                                                 55,244,654       5,751,194
Long-term debt, less current installments                     1,500,000       1,501,091
Shareholders' equity (deficit)                             $ 49,463,672    $  2,980,150




(WIDE TABLE CONTINUED FROM ABOVE)



                                                                   1994            1993            1992
Net sales                                                  $          0    $    137,982    $     77,615
Net loss from continuing operations                          (7,675,743)     (5,915,558)     (4,054,919)
Gain on sale of discontinued operations                               0       3,207,120               0
Loss from discontinued operations                                     0               0        (106,536)
Net loss                                                     (7,675,743)     (2,708,438)     (4,161,455)
Net loss per share from continuing operations              $      (0.72)   $      (0.57)   $      (0.41)
Net (income) loss per share from discontinued operations           0.00            0.31           (0.01)
Net loss per share                                         $      (0.72)   $      (0.26)   $      (0.42)
Weighted average number of common shares outstanding         10,657,311      10,296,812       9,901,592

AS OF JULY 31,                                                     1994            1993            1992
BALANCE SHEET DATA:
Working capital (deficit)                                  $ (1,175,384)   $  4,692,607    $  2,989,426
Total assets                                                  4,752,630       7,329,146       5,905,146
Long-term debt, less current installments                     1,504,187       1,513,516          76,045
Shareholders' equity (deficit)                             $   (596,320)   $  5,207,346    $  4,404,409



                   INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------

The Board of Directors and Shareholders

Angeion Corporation:

       We have audited the accompanying consolidated balance sheets of Angeion Corporation and subsidiary as of July 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended July 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Angeion Corporation and subsidiary as of July 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 1996, in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

Minneapolis, Minnesota
September 13, 1996


BALANCE SHEETS July 31, 1996 and 1995


Assets                                                                                             1996            1995
------                                                                                     ------------    ------------
Current assets:
             Cash and cash equivalents                                                     $ 35,183,919       2,367,764
             Short-term investments                                                           7,368,290               0
             Accounts receivable:
                Trade, less allowance for doubtful accounts of $60,758 in 1996                2,330,742               0
                Other                                                                           164,009               0
             Inventories                                                                      3,949,350         398,788
             Prepaid expenses and other current assets                                          159,112         172,955
                                                                                           ------------    ------------
                         Total current assets                                                49,155,422       2,939,507

Property and equipment, net                                                                   4,819,820       1,602,774
Patents and trademarks, net                                                                   1,079,785       1,055,229
Other assets                                                                                    128,869         153,684
                                                                                           ------------    ------------

                         Total assets                                                      $ 55,183,896       5,751,194
                                                                                           ============    ============

Liabilities and Shareholders' Equity
------------------------------------

Current liabilities:
             Accounts payable                                                                 2,970,237         836,301
             Accrued payroll, vacation, and related costs                                       607,700         238,599
             Other accrued expenses                                                             642,287         196,144
                                                                                           ------------    ------------
                         Total current liabilities                                            4,220,224       1,271,044

Long-term debt                                                                                1,500,000       1,500,000
                                                                                           ------------    ------------
                         Total liabilities                                                    5,720,224       2,771,044
                                                                                           ------------    ------------

Shareholders' equity:
             Convertible preferred stock, series A, $.01 par value
                Authorized 1,475,000 shares; issued and outstanding
                875,000 shares in 1996 and 1995                                                   8,750           8,750
             Common stock, $.01 par value. Authorized 35,000,000 shares;
                issued and outstanding 28,641,707 and 17,500,529 shares in 1996 and 1995        286,417         175,005
             Additional paid-in capital                                                      91,536,256      29,982,127
             Accumulated deficit                                                            (42,367,751)    (27,185,732)
                                                                                           ------------    ------------
                         Total shareholders' equity                                          49,463,672       2,980,150

Commitments (Notes 10, 13 and 14)
                                                                                           ------------    ------------
                         Total liabilities and shareholders' equity                        $ 55,183,896       5,751,194
                                                                                           ============    ============


The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF OPERATIONS Years ended July 31, 1996, 1995, and 1994

--------------------------------------------------------------------------------


                                                                 1996            1995           1994
                                                         ------------    ------------    ------------
Net sales                                                $  2,948,729               0               0

Operating expenses:
             Manufacturing                                  4,456,152               0               0
             Research and development                      11,049,462       8,024,455       5,262,946
             Selling, general and administrative            3,665,156       1,640,312       1,356,216
             Merger expense for in-process research
               and development                                      0               0       1,450,499
                                                         ------------    ------------    ------------
                        Total operating expenses           19,170,770       9,664,767       8,069,661
                                                         ------------    ------------    ------------

                         Operating loss                   (16,222,041)     (9,664,767)     (8,069,661)
                                                         ------------    ------------    ------------

Other income (expense):
             Interest income                                1,156,885         292,578          72,250
             Interest expense                                (116,863)       (271,162)       (161,185)
             Royalty income                                         0               0         482,853
                                                         ------------    ------------    ------------
                         Other income (expense)             1,040,022          21,416         393,918
                                                         ------------    ------------    ------------

                         Net loss                        $(15,182,019)     (9,643,351)     (7,675,743)
                                                         ------------    ------------    ------------

                         Net loss per common share       $      (0.66)          (0.58)          (0.72)
                                                         ------------    ------------    ------------

Weighted average number of common shares outstanding       22,898,538      16,550,915      10,657,311
                                                         ============    ============    ============

The accompanying notes are an integral part of the consolidated financial statements.




CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Years Ended July 31, 1996, 1995 and 1994

                                                                  Convertible
                                                                preferred stock           Common stock
                                                          -------------------------  ----------------------
                                                           Number                     Number
                                                          of shares       Par value  of shares    Par value
                                                          ---------       ---------  ---------    ---------

Balance at July 31, 1993                                    875,000   $     8,750    10,322,225   $   103,222

             Shares issued in connection
                with merger of subsidiaries                       0             0       663,610         6,636
             Stock options exercised                              0             0       115,530         1,155
             Director stock issued                                0             0        36,570           366
             Stock issued for consulting services                 0             0        15,000           150
             Compensation expense on
               grant of stock options                             0             0             0             0
             Issuance of common stock warrants                    0             0             0             0
             Net loss                                             0             0             0             0
                                                        -----------   -----------   -----------   -----------

Balance at July 31, 1994                                    875,000         8,750    11,152,935       111,529

             Notes payable converted into
               common stock                                       0             0       761,373         7,614
             Shares and warrants issued at
               $2.38 per share, net of issuance costs             0             0     4,900,000        49,000
             Stock options exercised                              0             0       645,805         6,458
             Director stock issued                                0             0        40,416           404
             Compensation expense on
               grant of stock options                             0             0             0             0
             Net loss                                             0             0             0             0
                                                        -----------   -----------   -----------   -----------

Balance at July 31, 1995                                    875,000         8,750    17,500,529       175,005

             Shares issued at $6.50 per share,
               net of issuance costs                              0             0     3,400,000        34,000
             Shares issued at $7.00 per share,
               net of issuance costs                              0             0     4,200,000        42,000
             Stock options exercised                              0             0       525,828         5,259
             Warrants exercised                                   0             0     2,991,500        29,915
             Director stock issued                                0             0        11,530           115
             Compensation expense on grant
               of stock and stock options                         0             0        12,320           123
             Net loss                                             0             0             0             0
                                                        -----------   -----------   -----------   -----------

Balance at July 31, 1996                                    875,000   $     8,750    28,641,707   $   286,417
                                                        ===========   ===========   ===========   ===========


[WIDE TABLE CONTINUED FROM ABOVE]


                                                        Additional    Accumulated
                                                      paid-in capital    deficit         Total
                                                      ---------------  -----------    -----------
Balance at July 31, 1993                                 14,962,012     (9,866,638)     5,207,346

             Shares issued in connection
                with merger of subsidiaries               1,443,863              0      1,450,499
             Stock options exercised                          4,222              0          5,377
             Director stock issued                           95,634              0         96,000
             Stock issued for consulting services            52,350              0         52,500
             Compensation expense on
               grant of stock options                        67,301              0         67,301
             Issuance of common stock warrants              200,400              0        200,400
             Net loss                                             0     (7,675,743)    (7,675,743)
                                                        -----------    -----------    -----------

Balance at July 31, 1994                                 16,825,782    (17,542,381)      (596,320)

             Notes payable converted into
               common stock                               1,427,132              0      1,434,746
             Shares and warrants issued at
               $2.38 per share, net of issuance costs    10,550,122              0     10,599,122
             Stock options exercised                      1,038,049              0      1,044,507
             Director stock issued                           95,596              0         96,000
             Compensation expense on
               grant of stock options                        45,446              0         45,446
             Net loss                                             0     (9,643,351)    (9,643,351)
                                                        -----------    -----------    -----------

Balance at July 31, 1995                                 29,982,127    (27,185,732)     2,980,150

             Shares issued at $6.50 per share,
               net of issuance costs                     20,293,045              0     20,327,045
             Shares issued at $7.00 per share,
               net of issuance costs                     27,359,887              0     27,401,887
             Stock options exercised                      1,324,853              0      1,330,112
             Warrants exercised                          11,911,421              0     11,941,336
             Director stock issued                           87,885              0         88,000
             Compensation expense on grant
               of stock and stock options                   577,038              0        577,161
             Net loss                                             0    (15,182,019)   (15,182,019)
                                                        -----------    -----------    -----------

Balance at July 31, 1996                                 91,536,256    (42,367,751)    49,463,672
                                                        ===========    ===========    ===========


The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended July 31, 1996, 1995 and 1994


                                                                                           1996            1995            1994
                                                                                   ------------    ------------    ------------
Operating activities:
             Net loss                                                              $(15,182,019)     (9,643,351)     (7,675,743)
             Adjustments to reconcile net loss to net cash used
              in operating activities:
                Depreciation expense                                                    726,416         385,453         322,874
                Amortization expense                                                    279,429         212,620         178,151
                Compensation expense on grant of stock and stock options                665,161         141,446         215,801
                Notes payable discount amortization                                           0         100,200          33,000
                Merger expense for in-process research and development                        0               0       1,450,499
                Changes in operating assets and liabilities:
                         Accounts receivable                                         (2,494,751)        183,675          70,175
                         Inventories                                                 (3,550,562)       (168,577)        (90,452)
                         Prepaid expenses and other current assets                       13,843         (66,020)        (62,886)
                         Accounts payable                                             2,133,936         366,776         101,903
                         Accrued expenses                                               818,934         (79,111)        305,158
                                                                                   ------------    ------------    ------------
                                      Net cash used in operating activities         (16,589,613)     (8,566,889)     (5,151,520)
                                                                                   ------------    ------------    ------------

Investing activities:
             Purchase of short-term investments                                     (20,368,290)              0               0
             Proceeds from maturities of short-term investments                      13,000,000               0               0
             Payments for purchases of property and equipment                        (3,943,462)       (989,351)       (244,254)
             Purchase of other assets                                                  (279,170)       (337,158)       (311,767)
                                                                                   ------------    ------------    ------------
                                      Net cash used in investing activities         (11,590,922)     (1,326,509)       (556,021)
                                                                                   ------------    ------------    ------------

Financing activities:
             Proceeds from issuance of common stock and warrants                     47,728,932      10,599,122         200,400
             Proceeds from exercise of stock options and warrants                    13,271,448       1,044,507           5,377
             Proceeds from issuance of notes payable                                          0               0       2,800,000
             Repayments of debt                                                          (3,690)     (1,509,825)        (12,911)
                                                                                   ------------    ------------    ------------
                                      Net cash provided by financing activities      60,996,690      10,133,804       2,992,866
                                                                                   ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents                                 32,816,155         240,406      (2,714,675)

Cash and cash equivalents:
             Beginning of year                                                        2,367,764       2,127,358       4,842,033
                                                                                   ------------    ------------    ------------

             End of year                                                           $ 35,183,919       2,367,764       2,127,358
                                                                                   ============    ============    ============

Supplemental disclosures of cash flow information:
             Cash paid during the year for interest                                $    116,813         240,031          59,115
                                                                                   ============    ============    ============


Supplemental disclosure of noncash investing and financing activities:

             During 1995, $1,434,746 of notes payable were converted into common stock.

             During 1994, 15,000 shares of common stock valued at $52,500 were issued as compensation for consulting services.


The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED NOTES TO
-------------------------------------------------------------------------------
     FINANCIAL STATEMENTS

Years ended July 31, 1996, 1995, and 1994

              (1) DESCRIPTION OF BUSINESS

--------------------------------------------------------------------------------
     Angeion Corporation (Angeion) (the Company) is developing arrhythmia and electrophysiology products.

     Effective November 1, 1995, the Company established a European subsidiary, Angeion Europe Ltd. (Angeion Europe), to facilitate clinical studies of its ICDs and expand its European business activities.

              (2) SUMMARY OF SIGNIFICANT
              ACCOUNTING POLICIES

--------------------------------------------------------------------------------

         PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiary. All intercompany transactions and balances are eliminated in consolidation.

         INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined on a first in, first out basis.

         PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Equipment and furniture and fixtures are depreciated using the straight-line method over five to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term, or the useful life of the asset. Expenditures for repairs and maintenance are charged to expense as incurred.

         PATENTS AND TRADEMARKS

     The costs incurred to register patents and trademarks are capitalized as incurred. Amortization of these costs commences when the related patent or trademark is filed. The costs are amortized over the estimated useful life of the patent or trademark.

         INCOME TAXES

     Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

         REVENUE RECOGNITION

     Revenues from sales of products are recognized upon shipment.

         NET LOSS PER SHARE

     Net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock and common equivalent shares outstanding during the period. Common equivalent shares representing stock warrants and options were excluded for Fiscal years 1996, 1995, and 1994 because of their antidilutive effect.

         FOREIGN CURRENCY TRANSLATION

     The functional currency and denomination of all sales transactions of Angeion Europe are the U.S. dollar. Accordingly, the financial statements of Angeion Europe, which are maintained in the local currency, are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. All exchange gains or losses from remeasurement of monetary assets and liabilities that are not denominated in U.S. dollars are recognized currently in income.

         SHORT-TERM INVESTMENTS

     The Company accounts for its marketable debt securities in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. As of July 31, 1996, the Company's marketable debt securities are classified as available-for-sale. However, because the maturities of the Company's debt securities are less than one year, they are reported at amortized cost which approximates fair value.

         USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER

     Financial instruments that subject the Company to concentration of credit risk consist principally of cash investments and trade accounts receivable. Cash in excess of current operating needs is invested in accordance with the Company's investment policy. This policy emphasizes principal preservation, so it requires strong issuer credit ratings and limits the amount of credit exposure from any one issuer or industry.

     The Company grants credit primarily to distributors of the Company's products in the normal course of business. Customer credit worthiness is routinely monitored and collateral is not normally required. During the year ended July 31, 1996, $1,966,517 or 67% of the Company's sales were to Pacesetter, Inc., a St. Jude Medical company (see Note 6). At July 31, 1996, $1,719,375 or 74% of the Company's accounts receivable were from Pacesetter.

         NEW ACCOUNTING PRONOUNCEMENTS

     For 1997, the Company is required to adopt Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, and SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. SFAS No. 121 prescribes accounting and reporting standards when circumstances indicate that the carrying amount of an asset may not be recoverable. Initial application of SFAS No. 121 is not expected to result in recognition of a cumulative effect of a change in accounting principle by the Company. SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans. Since the Company intends to elect continued recognition of certain stock-based compensation using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, no effect on the Company's expense recognition is expected.

         RECLASSIFICATION

     Certain prior year amounts have been reclassified to conform with the current year presentation.

              (3) MERGER OF SUBSIDIARIES

--------------------------------------------------------------------------------
     On December 20, 1993, AngeMed, Inc. (AngeMed) and AngeLase, Inc. (AngeLase), greater-than-90% owned subsidiaries of the Company, were merged with and into the Company (the Mergers), with the Company being the surviving entity after the Mergers. The fair market value of the Company's common stock issued in connection with the Mergers was accounted for as the purchase of in-process research and development and, accordingly, a charge of $1,450,499 is included in the statement of operations with an offsetting credit to shareholders' equity.

              (4) INVENTORIES

--------------------------------------------------------------------------------
     Inventories consisted of the following at July 31, 1996:
           Raw materials                      $ 2,921,643
           Work-in-process                        683,986
           Finished goods                         343,721
--------------------------------------------------------------------------------
                                              $ 3,949,350
================================================================================

     Inventories as of July 31, 1995, consisted primarily of raw materials.

              (5) PROPERTY AND EQUIPMENT

--------------------------------------------------------------------------------
     At July 31 property and equipment consisted of the following:
                                        1996         1995
--------------------------------------------------------------------------------
     Production equipment         $1,735,684      630,953
     Furniture and fixtures          594,276      177,365
     Computer equipment            2,735,887      848,906
     Research and development
       equipment                   1,024,481      750,197
     Leasehold improvements          599,081      338,526
--------------------------------------------------------------------------------
                                   6,689,409    2,745,947

     Less accumulated depreciation
       and amortization          (1,869,589)  (1,143,173)
--------------------------------------------------------------------------------
                                  $4,819,820    1,602,774
================================================================================

              (6) ALLIANCE AND LONG-TERM DEBT

--------------------------------------------------------------------------------
     On February 4, 1993, Angeion and Siemens Pacesetter Inc. (Pacesetter), which was subsequently acquired by St. Jude Medical, entered into an agreement which provided for an investment by Pacesetter in Angeion and the grant by Angeion of certain licensing, manufacturing, and marketing rights with respect to certain of the products being developed by the Company. The investment by Pacesetter consisted of the purchase of 875,000 shares of Angeion preferred stock, class A, at $4.00 per share. The preferred stock is convertible at any time on a one-for-one basis into Angeion common stock. Pacesetter's investment also includes the purchase of a $1,500,000 convertible subordinated debenture with an interest rate of 7.16%, interest payable semi-annually, which is convertible at any time into Angeion common stock at $6.00 per share. The debenture is due in semi-annual installments of $150,000, beginning July 1, 1998 through July 1, 2003.

              (7) NOTES PAYABLE

--------------------------------------------------------------------------------
     During 1994, the Company raised a total of $3,000,000 in the form of 12% short-term bridge loans (Bridge Financing or Bridge Notes) to fund its operations until it could complete an equity financing. In connection with such loans, each lender received a warrant to purchase, at an exercise price of $2.00 per share, that number of shares of common stock equal to 50% of the principal amount of the loan divided by the exercise price of the warrant. The warrants issued were valued at $200,400 which was reflected as a discount and was amortized over the term of the Bridge Notes. During September 1994, $1,434,746 in Bridge Notes, net of discount were converted into common stock and $1,500,000 in Bridge Notes were repaid.

              (8) PUBLIC OFFERING OF COMMON STOCK

--------------------------------------------------------------------------------
     During Fiscal 1996, the Company issued 7.6 million shares of common stock for net proceeds of $47,728,932. Additionally, warrants issued in connection with a prior offering were exercised, which generated net proceeds of $11,630,337. During Fiscal 1995, the Company issued 4.9 million shares of common stock and 4.9 million warrants, to purchase one-half of a share of common stock per warrant, for net proceeds of $10,599,122. The Company has used and will continue to use net proceeds from the sale of securities for research and development, leasehold improvements, and general corporate purposes, including working capital.

              (9) SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------
         STOCK OPTIONS

         The Company's shareholders have approved the 1993, 1991, 1989, and 1988 Stock Incentive Plans (the Plans). The Plans provide that incentive stock options and nonqualified stock options to purchase shares of common stock may be granted at prices determined by the Compensation Committee, except that the purchase price of incentive stock options may not be less than 100% of the fair market value of the stock at date of grant. All options expire not later than ten years from date of grant.

                                   Shares     Range of option
                                under option  price per share

--------------------------------------------------------------------------------
     Balance at July 31, 1993     818,586      $ 0.100 - 9.062
       Granted                    818,296        1.970 - 3.500
       Conversion of subsidiary
          options                 541,738        0.032 - 2.160
       Exercised                (115,530)        0.032 - 0.100
       Forfeited                 (54,000)        2.062 - 4.062

--------------------------------------------------------------------------------
     Balance at July 31, 1994   2,009,090        0.032 - 9.062
       Granted                    703,968        1.970 - 7.000
       Exercised                (522,174)        0.032 - 5.000
       Forfeited                (128,581)        0.032 - 3.875
--------------------------------------------------------------------------------
     Balance at July 31, 1995   2,062,303        0.032 - 9.062
       Granted                    750,251        0.032 -11.062
       Exercised                (347,933)        0.032 - 8.375
       Forfeited                (265,873)        0.032 - 9.437
--------------------------------------------------------------------------------
     Balance at July 31, 1996   2,198,748      $ 0.032 -11.062
================================================================================

Under the Plans, options for the purchase of 884,076 shares were exercisable at July 31, 1996.

     During 1996 and 1995, the Company granted options, outside the Plans, to purchase 300,000 and 272,063 shares, respectively, of common stock at prices ranging from $2.50 to $9.69 per share. During the same respective periods, 175,395 and 0 options, respectively, were exercised at prices ranging from $2.50 to $3.63. At July 31, 1996, 129,168 of these options were exercisable.

     Under the Non-Employee Director Option Plan options for 12,500 and 63,000 shares were granted at prices ranging from $2.44 to $6.94 during 1996 and 1995, respectively. Options for 2,500 and 0 shares at a price of $2.44 were exercised during the same respective periods. At July 31, 1996, options for 73,000 shares at prices ranging from $2.44 to $6.94 were outstanding and exercisable under this plan. In connection with this plan, annual stock grants of common stock, valued at $16,000, also were awarded to each non-employee director.

         WARRANTS

     In connection with the issuance of a note payable to a shareholder in Fiscal 1992, the Company issued a warrant to such shareholder to purchase 75,000 shares of common stock at $2.50 per share. This warrant expires on July 27, 1999.

     In connection with the Bridge Financing (see Note 7), warrants to purchase 835,000 shares of common stock were issued at an exercise price of $2.00 per share. These warrants expire on June 8, 1997. During 1996, warrants for 155,500 shares of common stock were exercised. At July 31, 1996, 679,500 shares were outstanding.

         NON-CASH COMPENSATION

     During the years ended July 31, 1996, 1995 and 1994, the Company granted in-the-money stock options and stock grants to employees, directors and consultants in lieu of cash compensation, which amounted to $665,161, $141,446 and $215,801, respectively. For securities issued to employees, expense was recognized for the stock and stock option grants based on the intrinsic value method in accordance with APB Opinion 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. For stock issued to non-employees, expense was recognized based on fair value of securities granted.

         SHAREHOLDER RIGHTS PLAN

     On April 8, 1996, the Board of Directors declared a dividend distribution of one common stock purchase right (a "Right") for each share of the Company's common stock outstanding on April 30, 1996, and one Right for each common share into which Series A preferred stock are convertible. Each Right would entitle shareowners to buy one one-thousandth share of a new series of preferred stock at an exercise price of $70.00 per share, subject to adjustment. The Rights will not be exercisable or separable from the common stock until a party acquires beneficial ownership of 15 percent or more (or as low as 10 percent as the Board of Directors may determine) of the Company's common stock or after a person or group announces an offer, the consummation of which would result in such party owning 15 percent or more of the common stock. The Rights expire on April 7, 2006, unless redeemed or exchanged by the Company earlier.

              (10) LEASES

--------------------------------------------------------------------------------
     The Company leases office and production space under an operating lease. The lease provides for executory costs which are subject to escalation based on increases in the lessor's underlying costs. In addition, the Company leases certain equipment under cancelable operating leases. Rent expense for office and production space was approximately $246,000, $138,000, and $116,000 for the years ended July 31, 1996, 1995, and 1994, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are approximately $501,829, $501,829, and $215,204 in 1997, 1998, and 1999, respectively.

              (11) INCOME TAXES

--------------------------------------------------------------------------------
     The Company has a net operating loss carryforward at July 31, 1995, of approximately $42,500,000 which is available to reduce income taxes payable in future years. If not used, this carryforward will begin to expire in 2004. Under the Tax Reform Act of 1986, the utilization of these carryforwards may be limited as a result of significant changes in ownership.

     The actual tax expense differs from the expected tax expense (benefit) computed by applying the U.S. federal corporate income tax rate of 34% to the net loss as follows:

                                 1996      1995      1994
--------------------------------------------------------------------------------
     Federal statutory rate     (34.0%)   (34.0%)  (34.0%)
     State income taxes, net     (6.0)     (6.0)    (6.0)
     Expense on mergers of
      subsidiaries                0.0       0.0      6.4
     Miscellaneous                0.0       1.0      1.0
     Change in valuation
      allowance                  40.0      39.0     32.6
--------------------------------------------------------------------------------
         Effective income
          tax rate                0.0%      0.0%     0.0%
--------------------------------------------------------------------------------

Deferred taxes, calculated using an effective tax rate of 40% as of July 31 consist of the following:

                                      1996        1995
--------------------------------------------------------------------------------
     Net operating loss
      carryforwards             $ 17,200,000   10,200,000
     Other                           (32,000)      65,000
--------------------------------------------------------------------------------
         Total net deferred
          tax assets              17,168,000   10,265,000
     Less valuation allowance    (17,168,000) (10,265,000)
--------------------------------------------------------------------------------
         Deferred income taxes  $          0            0
================================================================================

The net deferred assets at July 31, 1996 and 1995, are fully offset by a valuation allowance. The amount of the valuation allowance will be reviewed annually.

              (12) RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------
     The Angeion Corporation Tax Deferred Savings and Employees Stock Ownership Plan (the Plan) provides for contributions in the form of a salary reduction cash or deferred arrangement, discretionary matching employer contribution, discretionary supplemental employer contributions, and voluntary after-tax contributions by participating employees. Generally, all employees of the Company who have completed six months of service with the Company are eligible to participate in the Plan. Contribution expense was insignificant in all years presented.

              (13) ROYALTY COMMITMENTS

--------------------------------------------------------------------------------
     The Company acquired the technology for its continuous-wave laser catheter system. As part of this acquisition, the Company agreed to pay a royalty of 5% on sales of patented products incorporating this technology for the life of any patent on this technology. Additionally, in exchange for a doctor's efforts in connection with the laser catheter ablation system, the Company has agreed to pay the doctor and Carolinas Medical Center a royalty, when certain conditions are met, of 2% and 3%, respectively, on all paid sales of tachycardia devices. The Company has incurred no royalties through July 31, 1996 related to the above commitment.

              (14) CONTINGENCIES

--------------------------------------------------------------------------------
     The Company is subject to certain claims and lawsuits that have been filed in the ordinary course of business. It is management's opinion that the settlement of all litigation would not have a material adverse effect on the financial position of the Company.



              DIVIDENDS

--------------------------------------------------------------------------------
The Company has not paid any dividends on its common stock. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying any cash dividends in the foreseeable future.


              PRICE RANGE OF THE COMPANY'S SECURITIES

--------------------------------------------------------------------------------
The following table sets forth the high and low prices of the Company's common stock from the third calendar quarter of 1994 through July 31, 1996, as reported by Nasdaq under the symbol ANGN.


Common Stock
--------------------------------------------------------------------------------
   1996                              HIGH        Low

July, 1996                          $ 7.62     $6.12
Second calendar quarter             $12.00     $9.56
First calendar quarter              $11.12     $7.62
--------------------------------------------------------------------------------

    1995                             HIGH        Low

Fourth calendar quarter             $9.25      $5.75
Third calendar quarter              $8.38      $4.88
Second calendar quarter             $4.88      $3.38
First calendar quarter              $3.75      $2.50
--------------------------------------------------------------------------------

    1994                            HIGH        Low

Fourth calendar quarter             $3.12      $2.38
Third calendar quarter              $3.00      $2.00


As of October 14, 1996, the Company's common stock was held of record by 616 persons. Such record ownership reflects individual and nominee holdings. The Company's securities are held beneficially by more than 13,802 persons. Effective as of October 19, 1995, the Company's common stock began trading on the Nasdaq National Market.