Form 10-K, Exhibit 13
period 1997-07-31
ANGEION CORP/MN
filed 1997-10-29
CIK 815093

FINANCIAL REVIEW


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
CONDITION:

     OVERVIEW:

The Company's operations consist of the research and development efforts of its two divisions, the implantable cardioverter defibrillator (ICD) group and the catheter ablation group. These divisions are developing medical devices to treat various types of arrhythmias (irregular heartbeats). The Company established two European subsidiaries, Angeion GmbH, effective October 31, 1996, and Angeion Europe Ltd ("Angeion Europe"), effective November 1, 1995, to facilitate clinical studies of its ICDs and expand its European business activities. The results of the subsidiaries' operations are included in the consolidated financial statements of the Company.

     The Company has incurred net operating losses from continuing operations in each year since its inception in 1986. At July 31, 1997, the Company's accumulated deficit was $69,276,612. Losses have resulted principally from costs incurred in the research and development of the Company's products and initial startup of manufacturing operations. The Company has had limited revenue since the sale of its accessory products business, AMP, in September 1992. The Company expects to incur additional operating losses over the next few years as it continues to fund research and development (including clinical studies) related to its ICD and catheter ablation systems and invest in building its manufacturing and marketing capabilities. The Company's ability to achieve profitability is ultimately dependent on obtaining regulatory approvals for its products, attaining revenue levels which generate operating profits, and developing the manufacturing capacity to achieve these revenue levels. There can be no assurance that the Company will obtain the required regulatory approvals on a timely basis, if at all, successfully develop, commercialize, manufacture and market its products, or achieve profitability. In addition, the Company's results of operations may fluctuate significantly from quarter to quarter depending upon a number of factors, including the availability of third party reimbursement, the timing of regulatory approvals, operating costs, competition, progress of product development and clinical studies, the ability to establish appropriate selling and clinical channels, and the extent to which the Company's products gain market acceptance.

     RESULTS OF OPERATIONS:
     YEAR ENDED JULY 31, 1997 COMPARED TO 1996:

     Net sales increased to $4,505,285 in Fiscal 1997 from $2,948,729 in Fiscal 1996. The increase was due to growth in sales of defibrillator products associated with U.S. clinical studies and international activities offset by a decline in sales to Pacesetter. See Note 5 of Notes to Financial Statements.

     Manufacturing expenses increased to $9,309,726 in Fiscal 1997 from $4,456,152 in Fiscal 1996. The increase was substantially due to direct costs associated with product sales, the ongoing costs associated with the establishment of the Company's manufacturing operations and the write-off of excess inventory associated with termination of the Pacesetter OEM Marketing and Manufacturing Agreement. The Company's product sales do not currently generate a profit because it has not achieved a scale of production that allows for the recovery of fixed manufacturing costs.

     Research and development expenses increased to $16,953,294 in Fiscal 1997 from $11,049,462 in Fiscal 1996. The increase of $5,903,832 was due to an acceleration of research and development activity on the Sentinel series and additional implantable cardioverter defibrillators. Research and development activity related to the development of the Sentinel series accounted for $15,097,165 of the expense for Fiscal 1997, while the catheter ablation development activity accounted for $1,856,129 of the expense. Research and development expenses will continue to increase, reflecting the Company's intent to move these and other new products through their development and human clinical studies as rapidly as possible during Fiscal 1998.

     Selling, general and administrative expenses increased to $6,617,386 in Fiscal 1997 from $3,665,156 in Fiscal 1996. This increase of $2,952,230 was primarily due to an increase in costs associated with establishing the selling and marketing activities in Europe, legal expenses, and the establishment of administrative services to support a growing employee base related to the Company's transition from a development stage company to an operating company.

     Interest income increased to $1,569,895 in Fiscal 1997 from $1,156,885 in Fiscal 1996. The increase was due to higher average cash balances during Fiscal 1997 as a result of net proceeds from the equity offering, which closed in July 1996, and warrants exercised during Fiscal 1997.

     Interest expense decreased to $103,635 in Fiscal 1997 from $116,863 in Fiscal 1996. The decrease was due to the conversion of the Pacesetter convertible debenture into common stock in June 1997. See Note 5 of Notes to Financial Statements.

     YEAR ENDED JULY 31, 1996 COMPARED TO 1995:

     Net sales increased to $2,948,729 in Fiscal 1996 from $0 in Fiscal 1995. The increase was due to the initiation of ICD sales to Pacesetter and sales associated with U.S. and European clinical studies.

     Manufacturing expenses increased to $4,456,152 in Fiscal 1996 from $0 in Fiscal 1995. The increase was due to the cost of products sold during the period, as well as start-up costs associated with the establishment of the Company's manufacturing operations.

     Research and development expenses increased to $11,049,462 in Fiscal 1996 from $8,024,455 in Fiscal 1995. This increase of $3,025,007 was primarily due to an acceleration of research and development activity on its ICD systems. Research and development activity relating to the development of its ICD systems accounted for $9,854,448 of the expense for Fiscal 1996, while the catheter ablation development activity accounted for $1,195,014 of the expense.

     Selling, general and administrative expenses increased to $3,665,156 in Fiscal 1996 from $1,640,312 in Fiscal 1995. This increase of $2,024,844 was primarily due to an increase in payroll expenses and legal expenses.

     Interest income increased to $1,156,885 in Fiscal 1996 from $292,578 in Fiscal 1995. The increase was due to higher cash balances during Fiscal 1996.

     Interest expense decreased to $116,863 in Fiscal 1996 from $271,162 in Fiscal 1995. The decrease was primarily due to the amortization of the remaining discount on notes payable and interest incurred on the notes payable retired during 1995. See Note 6 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity needs have related to, and are expected to continue to relate to, expansion of clinical studies, research and development activities of its ICD and catheter ablation divisions, scale-up and expansion of the Company's manufacturing activities, selling and marketing activities, general corporate purposes including working capital, and the potential for acquisition of businesses, products and technologies. The Company has financed its liquidity needs over the last three fiscal years through the sale of common stock and other equity securities. As of July 31, 1997, the Company had realized approximately $68,000,000 in net proceeds from offerings on its capital stock.

     Net cash used in operating activities was $26,026,077 in Fiscal 1997 compared to $16,589,613 in Fiscal 1996 and $8,566,889 in Fiscal 1995. The cash used during these periods was primarily related to research and development activities of the Company's ICD and catheter ablation divisions (including clinical studies) and, during Fiscal 1997 and Fiscal 1996 was also related to the build-up of inventory and the increase in selling and marketing expenses.

     The Company's expenditures for fixed assets were $3,432,601 for Fiscal 1997 and were $3,943,462 and $989,351 in Fiscal 1996 and 1995, respectively. Fixed asset expenditures related primarily to computer equipment, office furniture, production equipment for the ICD division, and research and development equipment. As the Company expands its ICD production and catheter ablation research and development capabilities, fixed asset expenditures are expected to continue at the Fiscal 1997 level.

     At July 31, 1997, the Company's principal sources of liquidity consisted of cash and cash equivalents of $6,372,119 and marketable securities of $8,050,181. In July 1996, the Company completed a public offering of 4.2 million shares of common stock that resulted in net proceeds of $27,401,887. In March 1996, an additional $11,630,337 in net proceeds was received from the exercise of warrants. In August 1995, the Company completed a public offering of 3.4 million shares of common stock that resulted in net proceeds of $20,327,045. In September 1994, the Company completed a public offering of 4.9 million shares of common stock and 4.9 million warrants that resulted in net proceeds of $10,599,122. See Note 7 of Notes to Financial Statements.

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

     The Company has net operating loss carryforwards for federal income tax purposes of approximately $69,000,000, which can be used to offset taxable income in future years. Future equity offerings combined with sales of the Company's equity during the preceding years may cause changes in ownership under
Section 382 of the Internal Revenue Code of 1986, which limits the use of the Company's net operating loss carryforwards existing as of the date of the ownership change. Since the Company anticipates continued losses during the next few years, it is not anticipated that any limitation would have a material adverse effect on the Company.

     On September 2, 1997, the Company entered into an equity-based line of credit with an investment group that allows the Company to access up to $25 million, at the Company's sole discretion, through sale of its common stock. The equity line will be available for a two-year period ending October 8, 1999. See
Note 14 of Notes to Financial Statements.

     For 1998, the Company is required to adopt Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share. SFAS No. 128 requires dual presentation of basic earnings per share and diluted earnings per share. Initial application of SFAS No. 128 is not expected to have a material effect of reporting earnings (loss) per share.

SELECTED FINANCIAL DATA

The following is a summary of certain financial information with respect to the Company for each of the years in the five-year period ended July 31, 1997.

YEARS ENDED JULY 31,                          1997             1996             1995             1994             1993
STATEMENT OF OPERATIONS DATA:
Net sales                             $  4,505,285     $  2,948,729      $         0      $         0      $   137,982
Net loss*                              (26,908,861)     (15,182,019)      (9,643,351)      (7,675,743)      (2,708,438)
Net loss per share*                   $      (0.93)    $      (0.66)     $     (0.58)     $     (0.72)     $     (0.26)
Weighted average number of
     common shares outstanding          29,064,994       22,898,538       16,550,915       10,657,311       10,296,812

AS OF JULY 31,                                1997             1996             1995             1994             1993
BALANCE SHEET DATA:
Working capital (deficit)             $ 18,490,175     $ 44,935,198      $ 1,669,554      $(1,175,384)     $ 4,692,607
Total assets                            30,896,363       55,183,896        5,751,194        4,752,630        7,329,146
Long-term debt                                   0        1,500,000        1,501,091        1,504,187        1,513,516
Shareholders' equity (deficit)        $ 26,047,520     $ 49,463,672      $ 2,980,150      $  (596,320)     $ 5,207,346

*Net loss and net loss per share for the year 1993 include a gain on sale of discontinued operations of $3,207,120 and $0.31 per share, respectively.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Angeion Corporation:

     We have audited the accompanying consolidated balance sheets of Angeion Corporation and subsidiaries as of July 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended July 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Angeion Corporation and subsidiaries as of July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 1997, in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

Minneapolis, Minnesota
September 8, 1997

CONSOLIDATED BALANCE SHEETS
July 31, 1997 and 1996

ASSETS                                                                               1997             1996
----------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                 $  6,372,119     $ 35,183,919
   Short-term marketable securities                                             8,050,181        7,368,290
   Accounts receivable:
      Trade, less allowance for doubtful accounts of
         $0 for 1997 and $60,758 for 1996                                       1,315,570        2,330,742
      Other                                                                       201,904          164,009
   Inventories                                                                  7,161,977        3,949,350
   Prepaid expenses and other current assets                                      237,267          159,112
----------------------------------------------------------------------------------------------------------
            Total current assets                                               23,339,018       49,155,422

Property and equipment, net                                                     6,722,076        4,819,820
Other assets, net                                                                 835,269        1,208,654
----------------------------------------------------------------------------------------------------------

            Total assets                                                     $ 30,896,363     $ 55,183,896
==========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable                                                             2,248,622        2,970,237
   Accrued payroll, vacation, and related costs                                   929,314          607,700
   Other accrued expenses                                                         939,657          642,287
   Deferred income                                                                731,250                0
----------------------------------------------------------------------------------------------------------
            Total current liabilities                                           4,848,843        4,220,224

Long-term debt                                                                          0        1,500,000
----------------------------------------------------------------------------------------------------------
            Total liabilities                                                   4,848,843        5,720,224
----------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Convertible preferred stock, series A, $.01 par value
      Authorized 1,475,000 shares; issued and outstanding
      0 shares in 1997 and 875,000 shares in 1996                                       0            8,750
   Common stock, $.01 par value. Authorized 50,000,000 shares; issued and
      outstanding 30,558,133 shares in 1997 and 28,641,707 shares in 1996         305,581          286,417
   Additional paid-in capital                                                  95,089,691       91,536,256
   Unamortized value of restricted stock                                          (72,917)               0
   Cumulative translation adjustment                                                1,777                0
   Accumulated deficit                                                        (69,276,612)     (42,367,751)
----------------------------------------------------------------------------------------------------------
            Total shareholders' equity                                         26,047,520       49,463,672
----------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 8, 12 and 13)
----------------------------------------------------------------------------------------------------------

            Total liabilities and shareholders' equity                       $ 30,896,363     $ 55,183,896
==========================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended July 31, 1997, 1996, and 1995

                                                                1997             1996            1995
-----------------------------------------------------------------------------------------------------
Net sales                                               $  4,505,285     $  2,948,729     $         0

Operating expenses:
   Manufacturing                                           9,309,726        4,456,152               0
   Research and development                               16,953,294       11,049,462       8,024,455
   Selling, general and administrative                     6,617,386        3,665,156       1,640,312
-----------------------------------------------------------------------------------------------------
           Total operating expenses                       32,880,406       19,170,770       9,664,767
-----------------------------------------------------------------------------------------------------

           Operating loss                                (28,375,121)     (16,222,041)     (9,664,767)
-----------------------------------------------------------------------------------------------------

Other income (expense):
   Interest income                                         1,569,895        1,156,885         292,578
   Interest expense                                         (103,635)        (116,863)       (271,162)
-----------------------------------------------------------------------------------------------------
           Other income (expense), net                     1,466,260        1,040,022          21,416
-----------------------------------------------------------------------------------------------------

           Net loss                                     $(26,908,861)    $(15,182,019)    $(9,643,351)
=====================================================================================================

           Net loss per common share                    $      (0.93)    $      (0.66)    $     (0.58)
=====================================================================================================

Weighted average number of common shares outstanding      29,064,994       22,898,538      16,550,915
=====================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended July 31, 1997, 1996 and 1995

                                        Convertible
                                      preferred stock          Common stock                     Unamortized
                                    ------------------    ---------------------                   value of    Cumulative
                                     Number      Par        Number       Par      Additional     restricted  translation
                                    of shares   value     of shares     value   paid-in capital    stock      adjustment
--------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1994             875,000   $ 8,750    11,152,935   $111,529   $16,825,782     $      0     $    0

   Notes payable converted
      into common stock                    0         0       761,373      7,614     1,427,132            0          0
   Shares and warrants issued
      at $2.38 per share, net
      of issuance costs                    0         0     4,900,000     49,000    10,550,122            0          0
   Stock options exercised                 0         0       645,805      6,458     1,038,049            0          0
   Director stock issued                   0         0        40,416        404        95,596            0          0
   Compensation expense
      on grant of stock options            0         0             0          0        45,446            0          0
   Net loss                                0         0             0          0             0            0          0
--------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1995             875,000     8,750    17,500,529    175,005    29,982,127            0          0

   Shares issued at $6.50 per
      share, net of issuance costs         0         0     3,400,000     34,000    20,293,045            0          0
   Shares issued at $7.00 per
      share, net of issuance costs         0         0     4,200,000     42,000    27,359,887            0          0
   Stock options exercised                 0         0       525,828      5,259     1,324,853            0          0
   Warrants exercised                      0         0     2,991,500     29,915    11,911,421            0          0
   Director stock issued                   0         0        11,530        115        87,885            0          0
   Compensation expense
      on grant of stock and
      stock options                        0         0        12,320        123       577,038            0          0
   Net loss                                0         0             0          0             0            0          0
--------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1996             875,000     8,750    28,641,707    286,417    91,536,256            0          0

   Preferred stock converted
      into common stock             (875,000)   (8,750)      875,000      8,750             0            0          0
   Notes payable converted
      into common stock                    0         0       250,000      2,500     1,415,500            0          0
   Restricted stock grant                  0         0        33,333        333       124,667      (72,917)         0
   Stock options exercised                 0         0        59,567        596       156,317            0          0
   Warrants exercised                      0         0       662,499      6,625     1,318,373            0          0
   Director stock issued                   0         0        36,027        360       111,640            0          0
   Compensation expense
      on grant of stock and
      stock options                        0         0             0          0       426,938            0          0
   Cumulative translation
      adjustment                           0         0             0          0             0            0      1,777
   Net loss                                0         0             0          0             0            0          0
--------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1997                   0   $     0    30,558,133   $305,581   $95,089,691     $(72,917)    $1,777
==========================================================================================================================





                       (WIDE TABLE CONTINUED FROM PREVIOUS PAGE)

 Accumulated
   deficit          Total
----------------------------
$(17,542,381)   $   (596,320)


           0       1,434,746


           0      10,599,122
           0       1,044,507
           0          96,000

           0          45,446
  (9,643,351)     (9,643,351)
----------------------------

 (27,185,732)      2,980,150


           0      20,327,045

           0      27,401,887
           0       1,330,112
           0      11,941,336
           0          88,000


           0         577,161
 (15,182,019)    (15,182,019)
----------------------------

 (42,367,751)     49,463,672


           0               0

           0       1,418,000
           0          52,083
           0         156,913
           0       1,324,998
           0         112,000


           0         426,938

           0           1,777
 (26,908,861)    (26,908,861)
----------------------------

$(69,276,612)   $ 26,047,520
============================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended July 31, 1997, 1996 and 1995

                                                                                  1997             1996             1995
------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net loss                                                               $(26,908,861)    $(15,182,019)    $ (9,643,351)
   Adjustments to reconcile net loss to net
         cash used in operating activities:
      Depreciation expense                                                   1,520,181          726,416          385,453
      Amortization expense                                                     280,460          279,429          212,620
      Compensation expense on grant of stock and stock options                 591,022          665,161          141,446
      Notes payable discount amortization                                            0                0          100,200
      Changes in operating assets and liabilities:
         Accounts receivable                                                 1,050,194       (2,494,751)         183,675
         Inventories                                                        (3,202,462)      (3,550,562)        (168,577)
         Prepaid expenses and other current assets                              14,770           13,843          (66,020)
         Accounts payable                                                     (721,614)       2,133,936          366,776
         Accrued expenses                                                      618,983          818,934          (79,111)
         Deferred income                                                       731,250                0                0
------------------------------------------------------------------------------------------------------------------------
            Net cash used in operating activities                          (26,026,077)     (16,589,613)      (8,566,889)
------------------------------------------------------------------------------------------------------------------------

Investing activities:
   Purchase of marketable securities                                       (31,581,891)     (20,368,290)               0
   Proceeds from maturities of marketable securities                        30,900,000       13,000,000                0
   Payments for purchases of property and equipment                         (3,432,601)      (3,943,462)        (989,351)
   Purchase of other assets                                                          0         (279,170)        (337,158)
------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                           (4,114,492)     (11,590,922)      (1,326,509)
------------------------------------------------------------------------------------------------------------------------

Financing activities:
   Proceeds from issuance of common stock and warrants                               0       47,728,932       10,599,122
   Proceeds from exercise of stock options and warrants                      1,326,993       13,271,448        1,044,507
   Repayment of debt                                                                 0           (3,690)      (1,509,825)
------------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities                        1,326,993       60,996,690       10,133,804
------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate on cash and cash equivalents                             1,776                0                0

Net increase (decrease) in cash and cash equivalents                       (28,811,800)      32,816,155          240,406

Cash and cash equivalents:
   Beginning of year                                                        35,183,919        2,367,764        2,127,358
------------------------------------------------------------------------------------------------------------------------
   End of year                                                            $  6,372,119     $ 35,183,919     $  2,367,764
========================================================================================================================

Supplemental disclosures of cash flow information:
   Cash paid during the year for interest                                 $    103,635     $    116,813     $    240,031
========================================================================================================================

Supplemental disclosure of noncash investing and financing activities:
   Notes payable converted into common stock                              $  1,500,000     $          0     $  1,434,746
========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

Years ended July 31, 1997, 1996 and 1995

(1)  DESCRIPTION OF BUSINESS

     Angeion Corporation (the Company) develops, manufactures and distributes products for the treatment of cardiac arrhythmia patients.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Angeion Europe Ltd. (Angeion Europe), established November 1, 1995, and Angeion GmbH, established October 31, 1996, were founded to facilitate clinical studies of its ICDs and expand its European business operations. All intercompany transactions and balances are eliminated in consolidation.

     CASH EQUIVALENTS

     Cash equivalents consist of temporary cash investments with maturities of three months or less from the date of purchase. At July 31, 1997, cash equivalents consisted of money market funds.

     INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined on a first in, first out basis.

     PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Equipment and furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term, or the estimated useful life of the asset. Expenditures for repairs and maintenance are charged to expense as incurred.

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

     REVENUE RECOGNITION

     Revenues from direct sales of products are recognized at the date of patient implant when delivered directly to hospitals and at date of shipment for sales to distributors.

     NET LOSS PER SHARE

     Net loss per share is computed by dividing net loss for the year by the weighted average number of shares of common stock outstanding during the year. Common stock equivalent shares representing preferred stock and common stock warrants and options were excluded for Fiscal years 1997, 1996 and 1995 because of their antidilutive effect.

     FOREIGN CURRENCY TRANSLATION

     The functional currency and denomination of all sales trans actions of Angeion Europe are the U.S. dollar. Accordingly, the financial statements of Angeion Europe, which are maintained in the local currency, are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards
(SFAS) No. 52, FOREIGN CURRENCY TRANSLATION. All exchange gains or losses from remeasurement of monetary assets and liabilities that are not denominated in U.S. dollars are recognized currently in income.

     The assets and liabilities for Angeion GmbH are translated into U.S. dollars at year-end exchange rates while elements of the statement of operations are translated at average exchange rates in effect during the year. The resulting translation adjustments are recorded as a component of shareholders' equity.

     SHORT-TERM MARKETABLE SECURITIES

     The Company accounts for its marketable debt securities in accordance with the provisions of SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. As of July 31, 1997, the Company's marketable debt securities are classified as available-for-sale. However, because the maturities of the Company's debt securities are less than one year, they are reported at amortized cost which approximates fair value.

     CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     Financial instruments that subject the Company to concentration of credit risk consist principally of cash investments and trade accounts receivable. Cash in excess of current operating needs is invested in accordance with the Company's investment policy which emphasizes principal preservation. At year end, the majority of investments consisted of U.S. Treasury Bills.

     The Company grants credit primarily to hospitals and distributors of the Company's products in the normal course of business. Customer credit worthiness is routinely monitored and collateral is not normally required. During the year ended July 31, 1997, $1,238,766 or 27% of the Company's sales were from sales to Pacesetter, a St. Jude Medical company (see Note 5). Two additional companies each represent 13% of sales for the year ended July 31, 1997. At July 31, 1997, these companies represented $0, $362,889 and $545,400 of accounts receivable, respectively.

     STOCK-BASED COMPENSATION

     The Company has adopted only the disclosure provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, effective for Fiscal 1997, which disclosures are presented in Note 7 Shareholders' Equity. Accordingly, the Company continues to account for stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and related interpretations.

     IMPAIRMENT OF LONG-LIVED ASSETS

     Effective August 1, 1996, the Company adopted SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED
OF, which establishes criteria for the recognition and measurement of impairment loss associated with long-lived assets. The adoption of this statement had no impact on the financial position or results of operations of the Company.

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

     NEW ACCOUNTING PRONOUNCEMENTS

     For Fiscal 1998, the Company is required to adopt SFAS No. 128, Earnings per Share. SFAS No. 128 requires dual presentation of basic earnings per share and diluted earnings per share. Implementation of this requirement is not expected to have a material effect on reported earnings (loss) per share.

(3)  INVENTORIES

     Inventories consisted of the following at July 31:

                                                 1997           1996
        ------------------------------------------------------------
        Raw materials                     $ 3,837,482     $2,921,643
        Work-in-process                     1,552,552        683,986
        Finished goods                      1,771,943        343,721
        ------------------------------------------------------------
                                          $ 7,161,977     $3,949,350
        ============================================================

(4)  PROPERTY AND EQUIPMENT

     At July 31, property and equipment consisted of the following:

                                                 1997           1996
        ------------------------------------------------------------
        Furniture and fixtures            $   816,683     $  594,276
        Equipment                           8,676,218      5,496,052
        Leasehold improvements                595,827        599,081
        ------------------------------------------------------------
                                           10,088,728      6,689,409
        Less accumulated depreciation
           and amortization                (3,366,652)    (1,869,589)
        ------------------------------------------------------------
                                          $ 6,722,076     $4,819,820
        ============================================================

(5)  ALLIANCE AND LONG-TERM DEBT

     On February 4, 1993, Angeion and Siemens Pacesetter Inc. (Pacesetter), which was subsequently acquired by St. Jude Medical (St. Jude), entered into an agreement which provided for an investment by Pacesetter in Angeion and the grant by Angeion of certain licensing, manufacturing, and marketing rights with respect to certain of the products being developed by the Company. The investment by Pacesetter consisted of the purchase of 875,000 shares of Angeion preferred stock, class A, at $4.00 per share. The preferred stock was converted on a one-for-one basis into Angeion common stock on May 30, 1997. Pacesetter's investment also included the purchase of a $1,500,000 convertible subordinated debenture with an interest rate of 7.16%, interest payable semi-annually, which was convertible at any time into Angeion common stock at $6.00 per share. On June 19, 1997, this debenture, net of unamortized debt issuance costs, was converted into 250,000 shares of common stock.

     On November 20, 1996, the Company delivered to St. Jude a formal notice of recission and termination of the OEM Marketing Agreement and the License Agreement between the Company and Pacesetter, Inc. In April of 1997, the Company signed a royalty-free cross license agreement with St. Jude and its subsidiaries, Pacesetter, Ventritex and Telectronics. This agreement terminates the OEM Marketing Agreement and supersedes the earlier License Agreement. St. Jude's suit against the Company in U.S. District Court, concerning the 1993 License and OEM Marketing Agreement and Pacesetter's claim for overpayment was dismissed in July 1997.

(6)  NOTES PAYABLE

     During 1994, the Company raised a total of $3,000,000 in the form of 12% short-term bridge loans (Bridge Financing or Bridge Notes) to fund its operations until it could complete an equity financing. In connection with such loans, each lender received a warrant to purchase, at an exercise price of $2.00 per share, that number of shares of common stock equal to 50% of the principal amount of the loan divided by the exercise price of the warrant. The warrants issued were valued at $200,400 which was reflected as a discount and was amortized over the term of the Bridge Notes. During September 1994, $1,434,746 in Bridge Notes, net of discounts, were converted into common stock and $1,500,000 in Bridge Notes were repaid.

(7)  SHAREHOLDERS' EQUITY
     COMMON STOCK

     During Fiscal 1996, the Company issued 7.6 million shares of common stock for net proceeds of $47,728,932. Additionally, warrants issued in connection with a prior offering were exercised, which generated net proceeds of $11,630,337.

     During Fiscal 1995, the Company issued 4.9 million shares of common stock and 4.9 million warrants, to purchase one-half of a share of common stock per warrant, for net proceeds of $10,599,122. The Company has used and will continue to use net proceeds from the sale of securities for research and development, leasehold improvements, and general corporate purposes, including work capital.

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

                                            Shares     Weighted average
                                      under option      price per share
    -------------------------------------------------------------------
    Balance at July 31, 1994             2,009,090                $2.55
      Granted                              703,968                 2.85
      Exercised                           (522,174)                1.41
      Forfeited                           (128,581)                1.92
    -------------------------------------------------------------------
    Balance at July 31, 1995             2,062,303                 2.95
      Granted                              750,251                 8.00
      Exercised                           (347,933)                2.38
      Forfeited                           (265,873)                5.60
    -------------------------------------------------------------------
    Balance at July 31, 1996             2,198,748                 4.45
      Granted                            1,862,775                 3.50
      Exercised                            (35,567)                2.26
      Forfeited                         (1,105,125)                6.79
    -------------------------------------------------------------------
    Balance at July 31, 1997             2,920,831                $2.94
    ===================================================================

     As of July 31, 1997, the outstanding options had exercise prices ranging from $.10 to $10.00 with a weighted average contractual life of eight years. At July 31, 1997, 1,093,127 options were exercisable with a weighted average exercise price of $2.43.

     During Fiscal 1997 and 1996, the Company granted options, outside the Plan to purchase 225,000 and 300,000 shares, respectively, of common stock at a weighted average price of $3.19 and $8.14 per share. During the same respective periods, 0 and 175,395 options, respectively, were exercised at a weighted average price of $2.83. At July 31, 1997, 171,668 of these options were exercisable at a weighted average exercise price of $3.48.

     Under the Non-Employee Director Option Plan, options for 18,767 and 12,500 shares were granted at a weighted average price of $3.58 and $6.94 during 1997 and 1996, respectively. Options for 24,000 and 2,500 shares at a price of $3.19 and $2.44 were exercised during the same respective periods. At July 31, 1997, 67,767 shares at a weighted average price of $3.76 were outstanding and exercisable under this plan. In connection with this plan, the Company has granted common stock, valued at $16,000, to each non-employee director.

     Effective December 18, 1996, the Board of Directors reviewed the exercise price of the options then outstanding, current market conditions, as well as other factors and offered to reprice all of the outstanding options that had exercise prices above market value. The new option price of $3.19 reflected the market value on that day. The total number of repriced options was 1,231,375. These repriced options cannot be exercised for twelve months from the election date and then vest pursuant to the original terms.

     WARRANTS

     In connection with the issuance of a note payable to a shareholder in Fiscal 1992, the Company issued a warrant to such shareholder to purchase 75,000 shares of common stock at $2.50 per share. This warrant expires on July 27, 1999.

     In connection with the Bridge Financing (see Note 6), warrants to purchase 834,999 shares of common stock were issued at an exercise price of $2.00 per share. During 1997 and 1996, warrants for 662,499 and 155,500 shares of common stock, respectively, were exercised. At July 31, 1997, 17,000 warrants were outstanding and scheduled to expire on July 29, 1999.

     PRO FORMA OPTION INFORMATION

     In 1997, the Company adopted SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION which encourages, but does not require companies to recognize compensation cost for stock-based compensation plans over the term of options based upon the fair value of awards on the date of grant. However, the statement allows the alternative of the continued use of the intrinsic value method as prescribed in APB No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Therefore, as permitted, no compensation expense has been recognized by the Company for its stock options to employees.

     The estimated per share weighted average fair value of all stock options granted during Fiscal 1997 and 1996 was $1.51 and $2.71, respectively, as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996:

                                           1997              1996
     -------------------------------------------------------------
     Risk-free interest rate               6.20%             6.00%
     Expected volatility factor             .60               .60
     Expected option term                5 years           5 years
     =============================================================

     Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and net loss per share would have been increased by approximately $1,055,000, or $.04 per share, in 1997 and $690,000, or $.03 per share, in 1996.

     Pro-forma net loss amounts reflect only options granted in 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro-forma net loss amounts presented because compensation cost is reflected over the term of the option and compensation cost for options granted prior to August 1, 1995 is not considered.

     NON-CASH COMPENSATION

     During the years ended July 31, 1997, 1996 and 1995, the Company granted in-the-money stock options and stock grants to employees, directors and consultants in lieu of cash compensation, which amounted to $591,022, $665,161 and $141,446, respectively. For securities issued to employees, expense was recognized for the stock and stock option grants based on the intrinsic value method in accordance with APB Opinion 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. For stock issued to non-employees, expense was recognized based on fair market value of securities granted.

     RESTRICTED STOCK GRANTS

     The Company's 1993 Stock Option Plan allows for issuance of restricted stock grants. In Fiscal 1997, the Company issued 33,333 shares of restricted stock in lieu of cash compensation totaling $125,000 to an employee. The value of such stock was established by the market price on the date of the grant. Unearned compensation is shown as a reduction of shareholders' equity in the accompanying consolidated financial statements and is being amortized ratably over the restricted period.

     SHAREHOLDER RIGHTS PLAN

     On April 8, 1996, the Board of Directors declared a dividend distribution of one common stock purchase right (a Right) for each share of the Company's common stock outstanding on April 30, 1996, and one Right for each common stock into which Series A preferred stock is convertible. Each Right would entitle shareowners to buy one-thousandth share of a new series of preferred stock at an exercise price of $70.00 per share, subject to adjustment. The Rights will not be exercisable or separable from the common stock until a party acquires beneficial ownership of 15 percent or more (or as low as 10 percent as the Board of Directors may determine) of the Company's common stock or after a person or group announces an offer, the consummation of which would result in such party owning 15 percent or more of the common stock. The Rights expire on April 7, 2006, unless redeemed or exchanged by the Company earlier.

(8)  LEASES

     The Company leases office and production space under an operating lease. The lease provides for executory costs which are subject to escalation based on increases in the lessors underlying costs. In addition, the Company leases certain equipment under cancelable operating leases. Rent expense for office and production space was approximately $403,632, $246,000 and $138,000, for the years ended July 31, 1997, 1996 and 1995, respectively.

     The Company's lease at its current facility expires December, 1997. However, the Company has negotiated an extension of two months in order to complete its new leased facility in Brooklyn Park, MN. The future minimum lease payment at the existing facility is $339,744 in Fiscal 1998. The future minimum lease payments at the new facility are $208,333 in Fiscal 1998, $500,000 per year in 1999 through 2002, and $3,091,674 thereafter.

(9) INCOME TAXES

     The Company has a net operating loss carryforward at July 31, 1997, of approximately $69,000,000 which is available to reduce income taxes payable in future years. If not used, this carryforward will begin to expire in 2004. Under the Tax Reform Act of 1986, the utilization of these carryforwards may be limited as a result of significant changes in ownership.

     The actual tax expense differs from the expected tax expense (benefit) computed by applying the U.S. federal corporate income tax rate of 34% to the net loss as follows:

                                        1997        1996       1995
     ---------------------------------------------------------------
     Federal statutory rate           (34.0%)     (34.0%)    (34.0%)
     State income taxes, net           (6.0)       (6.0)      (6.0)
     Miscellaneous                      0.0        (0.0)       1.0
     Change in valuation
       allowance                       40.0        40.0       39.0
     ---------------------------------------------------------------
         Effective income tax rate      0.0%        0.0%       0.0%
     ---------------------------------------------------------------

Deferred taxes, calculated using an effective tax rate of 40% as of July 31, consist of the following:

                                                   1997              1996
     --------------------------------------------------------------------
     Net operating loss carryforwards     $  27,693,000      $ 17,200,000
     Other                                     (240,000)          (32,000)
     --------------------------------------------------------------------
       Total net deferred tax assets         27,453,000        17,168,000
     Less valuation allowance               (27,453,000)      (17,168,000)
     --------------------------------------------------------------------
       Deferred income taxes$             $           0      $          0
     ====================================================================

     The net deferred assets at July 31, 1997 and 1996, are fully offset by a valuation allowance. The amount of the valuation allowance will be reviewed annually.

(10) RETIREMENT SAVINGS PLAN

     The Angeion Corporation Tax Deferred Savings and Employee Stock Ownership Plan (the Plan) provides for contributions in the form of a salary reduction cash or deferred arrangement, discretionary matching employer contribution, discretionary supplemental employer contributions, and voluntary after-tax contributions by participating employees. Generally, all employees of the Company who have completed six months of service with the Company are eligible to participate in the Plan. Contribution expense was insignificant in all years presented.

(11) SEGMENT REPORTING

     The Company operates in a single industry segment - medical products. For management purposes, the Company is segmented into two geographic areas. Information regarding operations in these two geographies for the years ended July 31, 1997 and 1996 is as follows:

                                                                                   Adjustments
YEAR ENDED JULY 31, 1997               United States            Europe        and Eliminations          Consolidated
--------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers          $ 3,063,766        $1,441,519             $         0           $ 4,505,285
Loss from operations                      27,628,560           746,561                       0            28,375,121
Other income (expense)                     1,492,255           (25,995)                      0             1,466,260
Net loss                                  26,136,305           772,556                       0            26,908,861
IDENTIFIABLE ASSETS AT JULY 31           $31,689,574        $1,448,530             $(2,241,741)          $30,896,363
====================================================================================================================

                                                                                   Adjustments
YEAR ENDED JULY 31, 1996               United States            Europe        and Eliminations          Consolidated
--------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers          $ 2,610,729        $  338,000             $         0           $ 2,948,729
Loss from operations                      15,992,122           229,919                       0            16,222,041
Other income (expense)                     1,045,393            (5,371)                      0             1,040,022
Net loss                                  14,946,731           235,288                       0            15,182,019
IDENTIFIABLE ASSETS AT JULY 31           $55,339,987        $  444,049             $  (600,140)          $55,183,896
====================================================================================================================

(12) ROYALTY COMMITMENTS

     The Company acquired the technology for its continuous-wave laser catheter system. As part of this acquisition, the Company agreed to pay a royalty of 5% on sales of patented products incorporating this technology for the life of any patent on this technology. Additionally, in exchange for a doctor's efforts in connection with the laser catheter ablation system, the Company has agreed to pay the doctor and Carolinas Medical Center a royalty, when certain conditions are met, of 2% and 3%, respectively, on all paid sales of tachycardia devices. The Company has incurred no royalties through July 31, 1997 related to the above commitment.

(13) CONTINGENCIES

     The Company is subject to certain claims and lawsuits that have been filed in the ordinary course of business. It is management's opinion that the settlement of all litigation would not have a material adverse effect on the financial position of the Company.

(14) SUBSEQUENT EVENT
     EQUITY-BASED LINE OF CREDIT

     On September 2, 1997, the Company entered into an Equity-Based Line of Credit agreement with an investment group that allows the Company, at its discretion, to access up to $25,000,000 through sale of its common stock. If used, such sales would be made at a price equal to an 8% discount of the then current trading price and would be subject to certain other conditions. As a commitment fee to the investment group for maintaining availability of the equity line, the Company issued 100,000 shares of common stock on September 2, 1997. The agreement expires October 8, 1999.

     STRATEGIC RELATIONSHIP (UNAUDITED)

     On October 9, 1997, the Company established a marketing relationship with ELA Medical (ELA), a subsidiary of Synthelabo, a French pharmaceutical group. The relationship includes a manufacturing and supply agreement which provides for the international marketing and sale of Angeion's products by ELA; and an agreement which establishes a U.S. joint venture which will exclusively market both companies' products throughout the United States. Each party will own 50 percent of the joint venture.

     In addition, on October 9, 1997, the Company and Synthelabo entered into an investment agreement which provides for a $15,000,000 equity investment by Synthelabo in Angeion stock, and an additional $15,000,000 equity investment subject to the achievement of certain milestones.

     The Company has made a Hart-Scott-Rodino Filing with the Federal Trade Commission (FTC); and these agreements are contingent upon expiration of the associated waiting period.

                                    DIVIDENDS

The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying any cash dividends in the foreseeable future.


                     PRICE RANGE OF THE COMPANY'S SECURITIES

The following table sets forth the high and low prices of the Company's Common Stock from the third calendar quarter of 1995 through July 31, 1997, as reported by Nasdaq under the symbol ANGN.

                  COMMON STOCK
                  -----------------------------------------------------------
                  1997                                       HIGH        LOW

                  July 1997                                 $5.12       $4.18
                  Second calendar quarter                   $5.87       $3.93
                  First calendar quarter                    $5.56       $3.37
                  -----------------------------------------------------------
                  1996                                       HIGH        LOW

                  Fourth calendar quarter                   $6.50       $2.43
                  Third calendar quarter                    $7.75       $5.87
                  Second calendar quarter                  $12.00       $9.56
                  First calendar quarter                   $11.12       $7.62
                  -----------------------------------------------------------
                  1995                                       HIGH        LOW

                  Fourth calendar quarter                   $9.25       $5.75
                  Third calendar quarter                    $8.38       $4.88


As of October 17, 1996, the Company's Common Stock was held of record by 633 persons. Such record ownership reflects individual and nominee holdings. The Company's securities are held beneficially by more than 13,786 persons. Effective as of October 19, 1995, the Company's Common Stock began trading on the Nasdaq National Market.